 Exhibit 99.1

First Quarter Report 2024

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2024
This Management’s Discussion and Analysis (“MD&A”) dated April 25, 2024 of Agnico Eagle Mines Limited (“Agnico Eagle” or the “Company”) should be read in conjunction with the Company’s condensed interim consolidated financial statements for the three months ended March 31, 2024 (the “First Quarter Financial Statements”) that were prepared in accordance with International Financial Reporting Standards (“IFRS”), International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). This MD&A should also be read in conjunction with the Company’s annual Management’s Discussion and Analysis (“Annual MD&A”) and annual consolidated financial statements prepared in accordance with IFRS (“Annual Financial Statements”). The condensed interim consolidated financial statements and this MD&A are presented in United States dollars (“US dollars”, “$” or “US$”) and all units of measurement are expressed using the metric system, unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars (“C$”), Australian dollars (“A$”), or European Union euros (“Euros” or “€”). Additional information relating to the Company is included in the Company’s Annual Information Form for the year ended December 31, 2023 (the “AIF”). The AIF, Annual MD&A and Annual Financial Statements are available on the Canadian Securities Administrators’ (the “CSA”) SEDAR website at www.sedarplus.ca and included in the Company’s Annual Report on Form 40-F for the year ended December 31, 2023 (the “Form 40-F”) filed with the Securities and Exchange Commission (“SEC”) and available at www.sec.gov/edgar.
Certain statements contained in this MD&A, referred to herein as “forward-looking statements”, constitute “forward-looking information” under the provisions of Canadian provincial securities laws and constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. See Forward-Looking Statements in this MD&A.
This MD&A discloses certain financial performance measures, including “total cash costs per ounce”, “all-in sustaining costs per ounce” (also referred to as “AISC per ounce”), “minesite costs per tonne”, “adjusted net income”, “adjusted net income per share”, “earnings before interest, taxes, depreciation and amortization” (also referred to as “EBITDA”), “adjusted earnings before interest, taxes, depreciation and amortization” (also referred to as “adjusted EBITDA”), “free cash flow”, “free cash flow before changes in non-cash components of working capital”, “sustaining capital expenditures”, “development capital expenditures”, and “operating margin” that are not standardized measures under IFRS. These measures may not be comparable to similar measures reported by other gold producers. Each of “total cash costs per ounce” and “all-in sustaining costs per ounce” are reported on a per ounce of gold production basis. Minesite costs per tonne is reported on a per tonne of ore milled basis. For a discussion of the composition and usefulness of these measures and reconciliation of each of them to the most directly comparable financial information presented in the condensed interim consolidated financial statements prepared in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.
This MD&A also contains information as to estimated future total cash costs per ounce, AISC per ounce and minesite costs per tonne. The estimates are based upon the total cash costs per ounce, AISC per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to below under Non-GAAP Financial Performance Measures, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.
Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that have been or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.
Meaning of “include” “including” and “such as”: When used in this MD&A the terms “include’, “including” and “such as” mean including and such as, without limitation.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2024
Business Overview
Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since its formation in 1972. The Company’s mines are located in Canada, Australia, Mexico and Finland, with exploration and development activities in Canada, Australia, Europe, Latin America and the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.
Agnico Eagle earns a significant proportion of its revenue and cash flow from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of by-product metals, primarily silver, zinc and copper.
Agnico Eagle’s operating mines and development projects are located in what the Company believes to be politically stable countries that are supportive of the mining industry. The political stability of the regions in which Agnico Eagle operates helps to provide confidence in its current and future prospects and profitability. This is important for Agnico Eagle as it believes that many of its current mines and projects have long-term mining potential.
Recent Developments
Credit Facility
On February 12, 2024, the Company entered into a credit agreement with a group of financial institutions that provides a $2.0 billion unsecured revolving credit facility (the “New Credit Facility”). On the same day, the Company drew $200.0 million on the New Credit Facility and used the proceeds of such draw to repay the Company’s previous $1.2 billion unsecured revolving credit facility (the “Old Credit Facility”) and the Old Credit Facility was terminated. The New Credit Facility matures and all indebtedness thereunder is due and payable on February 12, 2029. Concurrently, the Company’s $600.0 million unsecured term credit facility (the “Term Loan Facility”) was amended to, among other things, align the covenants, including the net debt to EBITDA ratio covenant, and the events of default with those of the New Credit Facility. See “Liquidity and Capital Resources — Financing Activities”.
Financial and Operating Results
On March 31, 2023, Agnico Eagle closed the transaction (the “Yamana Transaction”) with Pan American Silver Corp and Yamana Gold Inc. (“Yamana”) pursuant to which, among other things, Agnico Eagle acquired all of Yamana’s Canadian assets including the 50% of the Canadian Malartic complex that Agnico Eagle did not then hold. Accordingly, contributions from the 100% interest in the Canadian Malartic complex have been included in the condensed interim consolidated statements of income for the three months ended March 31, 2024 while the comparative period, the three months ended March 31, 2023, reflects the 50% interest in the Canadian Malartic complex held by Agnico Eagle during that period.
Operating Results
Agnico Eagle reported net income of $347.2 million, or $0.70 per share, in the first quarter of 2024, compared with net income of $1,816.9 million, or $3.87 per share, in the first quarter of 2023. The key drivers of the changes in net income are set out in the table below. Included in net income is a re-measurement gain of $1,543.4 million recognized in the first three months of 2023. This gain arose from the Yamana Transaction and the corresponding application thereto of purchase accounting relating to a business combination achieved in stages, which requires the re-measurement on such acquisition of the Company’s previously held 50% interest in the Canadian Malartic complex to the fair value implied by such acquisition.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2024
Agnico Eagle reported adjusted net income1 of $377.5 million, or $0.76 per share1, in the first quarter of 2024, compared with adjusted net income of $271.3 million, or $0.58 per share, in the first quarter of 2023. The increase was primarily due to higher operating margins between periods. Agnico Eagle reported EBITDA1 of $882.5 million in the first quarter of 2024 compared with $2,272.9 million in the first quarter of 2023. Adjusted EBITDA1 increased in the first quarter of 2024 to $929.3 million compared to $740.4 million in the first quarter of 2023. The increase was primarily due to higher operating margins between periods.
In the first quarter of 2024, operating margin1 increased by 22.1% to $1,046.2 million, compared with $856.5 million in the first quarter of 2023, primarily due to a 21.2% increase in revenues from mining operations as a result of the additional volume contribution from the Canadian Malartic complex following the Yamana Transaction, higher gold sales volumes at the LaRonde and Meadowbank complexes and higher gold prices, partially offset by lower gold sales volume from the Fosterville mine.
Gold production increased to 878,652 ounces in the first quarter of 2024 compared with 812,813 ounces in the first quarter of 2023, primarily due to the additional contribution of gold production from the Canadian Malartic complex following the Yamana Transaction, and increased gold production at the Meadowbank complex, partially offset by decreased gold production at the Fosterville, Detour Lake and Kittila mines.
Cash provided by operating activities increased to $783.2 million in the first quarter of 2024 compared with $649.6 million in the first quarter of 2023, primarily due to higher operating margins, partially offset by less favourable working capital movements between periods.
Free cash flow1 increased to $395.6 million in the first quarter of 2024 compared with $264.7 million in the first quarter of 2023, primarily due to higher operating margins, partially offset by less favourable working capital movements between periods. Free cash flow before changes in non-cash components of working capital1 increased to $389.5 million in the first quarter of 2024 compared with $223.9 million in the first quarter of 2023 due to higher operating margins in the current period.
The table below sets out variances in the key drivers of net income for the three months ended March 31, 2024, compared with the three months ended March 31, 2023:
(millions of United States dollars)	Three Months Ended March 31, 2024 vs. Three Months Ended March 31, 2023
Increase in revenues from mining operations	$320.2
Increase in production costs due to effects of foreign currencies	(5.4)
Increase in production costs	(125.1)
Decrease in exploration and corporate development expenses	2.6
Increase in amortization of property, plant and mine development	(53.3)
Decrease in general and administrative expenses	0.1
Increase in finance costs	(12.8)
Change in derivative financial instruments	(52.5)
Change in non-cash foreign currency translation	4.8
Decrease in care and maintenance	0.2
Change in revaluation gain	(1,543.4)
Decrease in other expenses	8.1
Increase in income and mining taxes	(13.2)
Total net income variance	$(1,469.7)

1
Adjusted net income, adjusted net income per share, EBITDA, adjusted EBITDA, operating margin, free cash flow and free cash flow before changes in non-cash components of working capital are non-GAAP measures or ratios that are not standardized financial measures under IFRS. For reconciliation of these measures to the most directly comparable financial measure under IFRS, see Non-GAAP Financial Performance Measures.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2024
Three Months Ended March 31, 2024 vs. Three Months Ended March 31, 2023
Revenues from mining operations increased to $1,829.8 million in the first quarter of 2024, compared with $1,509.7 million in the first quarter of 2023, primarily due to the increased gold sales volume at the Canadian Malartic complex following the Yamana Transaction, higher gold sales volumes at the LaRonde and Meadowbank complexes and a 9.0% increase in the realized gold sales price, partially offset by lower gold sales volume at the Fosterville mine.
Production costs were $783.6 million in the first quarter of 2024, a 20.0% increase compared with $653.1 million in the first quarter of 2023, primarily due to the increased contribution from the Canadian Malartic complex due to the Yamana Transaction and higher production costs at the LaRonde complex and the Detour Lake and Meliadine mines, partially offset by lower production costs at the Meadowbank mine.
Total cash costs per ounce2 increased to $901 on a by-product basis and $930 on a co-product basis in the first quarter of 2024, compared with $832 on a by-product basis and $861 on a co-product basis in the first quarter of 2023, primarily due to increased costs at the Detour Lake, Macassa and Meliadine mines and the Canadian Malartic and LaRonde complexes. A reconciliation of total cash costs per ounce on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues) to production costs is set out in this MD&A, see Non-GAAP Financial Performance Measures below.
Exploration and corporate development expenses decreased to $51.2 million in the first quarter of 2024, compared with $53.8 million in the first quarter of 2023, primarily due to lower expenses incurred at the regional exploration targets in Finland.
Amortization of property, plant and mine development increased by $53.3 million to $357.2 million between the first quarter of 2023 and the first quarter of 2024, primarily due to the additional contribution from the Canadian Malartic complex following the Yamana Transaction combined with the increased amortization at the Macassa mine, partially offset by decreased contribution from the La India mine.
Finance costs increased to $36.3 million during the first quarter of 2024, compared with $23.4 million during the first quarter of 2023 primarily due to the interest incurred on the Company’s $600.0 million Term Loan Facility.
Loss on derivative financial instruments amounted to $45.9 million during the first quarter of 2024, compared with a gain of $6.5 million during the first quarter of 2023 due to less favourable movements in foreign exchange rates and commodity prices between periods.
Other expenses decreased to $11.9 million during the first quarter of 2024, compared with $20.1 million during the first quarter of 2023, primarily due to non-recurring transaction costs associated with the Yamana Transaction incurred in 2023.
The revaluation gain in the first quarter of 2023 was due to the re-measurement of the Company’s previously held 50% interest in the Canadian Malartic complex to fair value at the close of the Yamana Transaction. The acquisition date fair value of the previously held 50% interest was determined to be $2,697.6 million, resulting in the recognition of a re-measurement gain through net earnings of $1,543.4 million. The fair value of $2,697.6 million forms part of the total consideration transferred under the Yamana Transaction.
In the first quarter of 2024, the Company recorded income and mining taxes expense of $141.9 million on income before income and mining taxes of $489.0 million, resulting in an effective tax rate of 29.0%. In the first quarter of 2023, the Company recorded income and mining taxes expense of $128.6 million on income before income and mining taxes of $1,945.5 million, resulting in an effective tax rate of 6.6%. The increase in

2
Total cash cost per ounce is a non-GAAP measure that is not a standardized financial measure under IFRS. For a reconciliation of this measure on a by-product and co-product basis to production costs see Non-GAAP Financial Performance Measures.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2024
the effective tax rate between the first quarter of 2024 and the first quarter of 2023 is primarily due to the non-taxable revaluation gain recorded on the acquisition of Yamana’s interests in its Canadian assets during the first quarter of 2023.
There are several factors that can significantly affect the Company’s effective tax rate including varying rates in different jurisdictions, the non-recognition of certain tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws, the impact of specific transactions and assessments and the relative distribution of income in the Company’s operating jurisdictions. As a result of these factors, the Company’s effective tax rate is expected to fluctuate significantly in future periods.
LaRonde mine
	Three Months Ended
LaRonde — Operating Statistics	March 31, 2024	March 31, 2023
Tonnes of ore milled (thousands of tonnes)	413	389
Tonnes of ore milled per day	4,538	4,333
Gold grade (g/t)	4.25	5.05
Gold production (ounces)	51,815	59,533
Production costs per tonne (C$)	$247	$138
Minesite costs per tonne (C$)	$197	$206
Production costs per ounce	$1,458	$667
Total cash costs per ounce	$1,028	$892
Gold production
First Quarter of 2024 — At the LaRonde mine, gold production decreased by 13.0% to 51,815 ounces in the first quarter of 2024, compared with 59,533 ounces in the first quarter of 2023, primarily due to lower gold grades as a result of mining sequencing and lower recovery due to ore with high copper content which was partially offset by higher throughput levels.
Production costs
First Quarter of 2024 — Production costs at the LaRonde mine were $75.6 million in the first quarter of 2024, an increase of 90.3% compared with production costs of $39.7 million in the first quarter of 2023, primarily due to the timing of inventory sales and higher underground maintenance costs.
Production costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for the increase in production costs, partially offset by the higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for production costs and fewer ounces of gold produced in the current period.
Minesite cost per tonne and total cash costs per ounce
First Quarter of 2024 — Minesite costs per tonne decreased when compared to the prior-year period primarily due to higher volume of ore milled. Total cash costs per ounce increased when compared to the prior-year period primarily due to fewer ounces of gold produced as a result of lower grades and recovery, partially offset by higher throughput.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2024
LaRonde Zone 5 mine
	Three Months Ended
LaRonde Zone 5 — Operating Statistics	March 31, 2024	March 31, 2023
Tonnes of ore milled (thousands of tonnes)	267	318
Tonnes of ore milled per day	2,934	3,533
Gold grade (g/t)	2.10	2.08
Gold production (ounces)	16,549	20,074
Production costs per tonne (C$)	$95	$94
Minesite costs per tonne (C$)	$97	$97
Production costs per ounce	$1,149	$1,107
Total cash costs per ounce	$1,180	$1,154
Gold production
First Quarter of 2024 — At the LaRonde Zone 5 mine, gold production decreased by 17.6% to 16,549 ounces in the first quarter of 2024 compared with 20,074 ounces in the first quarter of 2023, primarily due to lower throughput levels as a result of the planned shutdown for the Carbon-in-Leach tanks upgrade, which is expected to be completed on the second half of 2024, partially offset by higher gold grades.
Production costs
First Quarter of 2024 — Production costs at the LaRonde Zone 5 mine were $19.0 million in the first quarter of 2024, a decrease of 14.4% compared with production costs of $22.2 million in the first quarter of 2023, primarily due to lower milling costs, partially offset by higher underground service costs.
Production costs per tonne increased when compared to the prior-year period due to lower volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to fewer ounces of gold produced in the current period.
Minesite cost per tonne and total cash costs per ounce
First Quarter of 2024 — Minesite costs per tonne remained unchanged when compared to the prior-year period primarily as the lower volume of ore milled was offset by the lower production costs as explained above for production costs. Total cash costs per ounce increased when compared to the prior-year period primarily due to fewer ounces of gold produced as a result of lower throughput levels and recovery, partially offset by higher grades.
LaRonde complex
The information below for the LaRonde complex reflects the combined results for the LaRonde mine and the LaRonde Zone 5 mine set out above.
	Three Months Ended
LaRonde Complex — Operating Statistics	March 31, 2024	March 31, 2023
Tonnes of ore milled (thousands of tonnes)	680	707
Tonnes of ore milled per day	7,473	7,867
Gold grade (g/t)	3.41	3.72
Gold production (ounces)	68,364	79,607
Production costs per tonne (C$)	$187	$118
Minesite costs per tonne (C$)	$158	$157
Production costs per ounce	$1,383	$778
Total cash costs per ounce	$1,065	$958

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2024
Gold production
First Quarter of 2024 — Gold production decreased when compared to the prior-year period due to lower volumes of ore milled and lower gold grades expected under the mining sequence.
Production costs
First Quarter of 2024 — Production costs at the LaRonde complex increased by 52.7% in the first quarter of 2024 when compared with the first quarter of 2023, primarily due to stockpile consumption, the timing of inventory sales, and higher underground maintenance costs.
Production costs per tonne increased when compared to the prior-year period primarily due to lower volume of ore milled in the current period and the reasons explained above for the increase in production costs, excluding the timing of inventory sales. Production costs per ounce increased when compared to the prior-year period primarily due to fewer ounces of gold produced and the reasons outlined above for production costs.
Minesite cost per tonne and total cash costs per ounce
First Quarter of 2024 — Minesite costs per tonne increased when compared to the prior-year period primarily due to the reasons outlined above regarding the increase in production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period primarily for the same reasons as the increase in production costs per ounce.
Canadian Malartic complex
On March 31, 2023, Agnico Eagle closed the Yamana Transaction and, accordingly, information below concerning the first quarter of 2024 reflects contributions from the 100% interest in the Canadian Malartic complex whereas the information for first quarter of 2023 reflects the 50% interest in the Canadian Malartic complex that Agnico Eagle held at the time.
	Three Months Ended
Canadian Malartic Complex — Operating Statistics	March 31, 2024	March 31, 2023
Tonnes of ore milled (thousands of tonnes) (100%)	5,173	4,524
Tonnes of ore milled per day (100%)	56,846	50,267
Gold grade (g/t)	1.21	1.19
Gold production (ounces)(1)	186,906	80,685
Production costs per tonne (C$)	$33	$34
Minesite costs per tonne (C$)	$42	$39
Production costs per ounce	$677	$710
Total cash costs per ounce	$850	$794

Note:
(i)
Reflects Agnico Eagle’s 50% interest in the Canadian Malartic complex up to and including March 30, 2023 and 100% interest thereafter. Tonnage of ore milled is reported on a 100% basis for both periods.

Gold production
First Quarter of 2024 — At the Canadian Malartic complex, gold production increased by 131.6% to 186,906 ounces in the first quarter of 2024 compared with attributable gold production of 80,685 ounces in the first quarter of 2023, primarily due to the increase in the Company’s ownership percentage between periods from 50% to 100% as a result of the Yamana Transaction, which closed on March 31, 2023, as well as higher throughput and gold grades.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2024
Production costs
First Quarter of 2024 — Production costs at the Canadian Malartic complex were $126.6 million in the first quarter of 2024, an increase of 120.9% compared with production costs attributable to the 50% ownership of the Canadian Malartic complex of $57.3 million in the first quarter of 2023. This change was primarily due to the impact of the change in ownership level between periods and the consumption of stockpiles in the current period.
Production costs per tonne decreased when compared to the prior-year period primarily due to higher volume of ore milled. Production costs per ounce decreased when compared to the prior-year period due to more ounces of gold produced in the current period.
Minesite cost per tonne and total cash costs per ounce
First Quarter of 2024 — Minesite costs per tonne increased when compared to the prior-year period due to increased consumption of stockpiles during the quarter, partially offset by higher volume of ore milled. Total cash costs per ounce increased when compared to the prior-year period primarily due to the timing of inventory sales during the quarter, partially offset by more ounces of gold produced in the quarter.
Goldex complex
During February 2024, the Akasaba West deposit achieved commercial production, so information set out for the Goldex complex for the period ended March 31, 2024 includes the Akasaba West deposit whereas the information for first quarter of 2023 reflects only the Goldex mine.
	Three Months Ended
Goldex Complex — Operating Statistics	March 31, 2024	March 31, 2023
Tonnes of ore milled (thousands of tonnes)	760	698
Tonnes of ore milled per day	8,352	7,756
Gold grade (g/t)	1.64	1.73
Gold production (ounces)	34,388	34,023
Production costs per tonne (C$)	$59	$54
Minesite costs per tonne (C$)	$60	$52
Production costs per ounce	$965	$818
Total cash costs per ounce	$948	$810
Gold production
First Quarter of 2024 — At the Goldex complex, gold production increased by 1.1% to 34,388 ounces in the first quarter of 2024, compared with 34,023 ounces in the first quarter of 2023, primarily due to higher throughput as a result of the additional contribution from Akasaba West, partially offset by lower gold grades.
Production costs
First Quarter of 2024 — Production costs at the Goldex complex were $33.2 million in the first quarter of 2024, an increase of 19.2% compared with production costs of $27.8 million in the first quarter of 2023, primarily due to higher underground production costs, higher open pit mining costs associated with the Akasaba West deposit and higher milling costs.
Production costs per tonne increased when compared to the prior-year period for the same reasons described above for production costs, partially offset by higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for production costs as well as lower gold grades.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2024
Minesite cost per tonne and total cash costs per ounce
First Quarter of 2024 — Minesite costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for the higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to higher minesite costs per tonne, partially offset by more ounces of gold produced in the current period.
Detour Lake mine
	Three Months Ended
Detour Lake Mine — Operating Statistics	March 31, 2024	March 31, 2023
Tonnes of ore milled (thousands of tonnes)	6,502	6,397
Tonnes of ore milled per day	71,451	71,078
Gold grade (g/t)	0.82	0.86
Gold production (ounces)	150,751	161,857
Production costs per tonne (C$)	$27	$24
Minesite costs per tonne (C$)	$27	$26
Production costs per ounce	$875	$704
Total cash costs per ounce	$871	$771
Gold production
First Quarter of 2024 — At the Detour Lake mine, gold production decreased by 6.9% to 150,751 ounces in the first quarter of 2024 compared with 161,857 ounces in the first quarter of 2023, primarily due to lower gold grades expected under the mining sequence and lower mill recovery due to abnormal chipping of grinding media affecting grinding efficiency, partially offset by higher throughput.
Production costs
First Quarter of 2024 — Production costs at the Detour Lake mine were $131.9 million in the first quarter of 2024, an increase of 15.7% compared with production costs of $114.0 million in the first quarter of 2023, primarily due to timing of inventory sales, higher milling and mining costs and a lower stockpile build-up in the current period, partially offset by a higher deferred stripping adjustment in the current period.
Production costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for the increase in production costs. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for the increase in production costs and fewer ounces of gold produced in the current period.
Minesite cost per tonne and total cash costs per ounce
First Quarter of 2024 — Minesite costs per tonne increased when compared to the prior-year period due to the same reasons as the higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons as the higher production costs per ounce.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2024
Macassa mine
	Three Months Ended
Macassa Mine — Operating Statistics	March 31, 2024	March 31, 2023
Tonnes of ore milled (thousands of tonnes)	134	87
Tonnes of ore milled per day	1,473	967
Gold grade (g/t)	16.27	23.32
Gold production (ounces)	68,259	64,115
Production costs per tonne (C$)	$483	$589
Minesite costs per tonne (C$)	$493	$585
Production costs per ounce	$698	$592
Total cash costs per ounce	$711	$604
Gold production
First Quarter of 2024 — At the Macassa mine, gold production increased by 6.5% to 68,259 ounces in the first quarter of 2024 compared with 64,115 ounces in the first quarter of 2023, primarily due to higher throughput as a result of increased productivity from a larger workforce and improved equipment availability and the addition of ore sourced from the Near Surface deposit, partially offset by lower gold grades.
Production costs
First Quarter of 2024 — Production costs were $47.6 million in the first quarter of 2024, an increase of 25.5% compared with production costs of $38.0 million in the first quarter of 2023, primarily due to higher mining and maintenance costs as a result of increased open pit volumes mined.
Production costs per tonne decreased when compared to the prior-year period due to the higher volume of ore milled in the current period, partially offset by higher underground development and mining costs. Production costs per ounce increased when compared to the prior-year period due to higher underground development and mining costs, partially offset by the increased gold production in the current period.
Minesite cost per tonne and total cash costs per ounce
First Quarter of 2024 — Minesite costs per tonne decreased when compared to the prior-year period due to the same reasons that caused the lower production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons that caused the higher production costs per ounce.
Meliadine mine
	Three Months Ended
Meliadine Mine — Operating Statistics	March 31, 2024	March 31, 2023
Tonnes of ore milled (thousands of tonnes)	496	476
Tonnes of ore milled per day	5,451	5,300
Gold grade (g/t)	6.24	6.12
Gold production (ounces)	95,725	90,467
Production costs per tonne (C$)	$254	$228
Minesite costs per tonne (C$)	$245	$239
Production costs per ounce	$976	$897
Total cash costs per ounce	$942	$937

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2024
Gold production
First Quarter of 2024 — At the Meliadine mine, gold production increased by 5.8% to 95,725 ounces in the first quarter of 2024 compared with 90,467 ounces in the first quarter of 2023, primarily due to higher throughput and increased gold grades.
Production costs
First Quarter of 2024 — Production costs at the Meliadine mine were $93.5 million in the first quarter of 2024, an increase of 15.1% compared with production costs of $81.2 million in the first quarter of 2023, primarily due to the timing of inventory sales and higher open pit mining costs in the current period.
Production costs per tonne increased when compared to the prior-year period for the same reasons described above for the increase in production costs, partially offset by the higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for the increase in production costs, partially offset by more ounces of gold being produced in the current period.
Minesite cost per tonne and total cash costs per ounce
First Quarter of 2024 — Minesite costs per tonne increased when compared to the prior-year period due to the same reasons that caused the higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above regarding production costs per ounce.
Meadowbank complex
	Three Months Ended
Meadowbank Complex — Operating Statistics	March 31, 2024	March 31, 2023
Tonnes of ore milled (thousands of tonnes)	1,071	983
Tonnes of ore milled per day	11,769	10,922
Gold grade (g/t)	4.09	3.91
Gold production (ounces)	127,774	111,110
Production costs per tonne (C$)	$143	$176
Minesite costs per tonne (C$)	$151	$174
Production costs per ounce	$893	$1,170
Total cash costs per ounce	$937	$1,134
Gold production
First Quarter of 2024 — At the Meadowbank complex, gold production increased by 15.0% to 127,774 ounces in the first quarter of 2024, compared with 111,110 ounces in the first quarter of 2023, primarily due to higher gold grades as expected under the mine plan and higher throughput as operations in the prior-year period were affected by unplanned downtime issues at the SAG mill.
Production costs
First Quarter of 2024 — Production costs at the Meadowbank complex were $114.2 million in the first quarter of 2024, a decrease of 12.2% compared with production costs of $130.0 million in the first quarter of 2023, primarily due to a build-up of stockpiles partially offset by a lower deferred stripping adjustment at the open pit in the current period.
Production costs per tonne decreased when compared to the prior-year period due to a higher volume of ore milled and the build-up of stockpiles, partially offset by the lower deferred stripping adjustment in the current

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2024
period. Production costs per ounce decreased when compared to the prior-year period due to more ounces of gold being produced in the current period and the build-up of stockpiles, partially offset by the lower deferred stripping adjustment in the current period.
Minesite cost per tonne and total cash costs per ounce
First Quarter of 2024 — Minesite costs per tonne decreased when compared to the prior-year period due to the same reasons as the lower production costs per tonne. Total cash costs per ounce decreased when compared to the prior-year period due to the same reasons outlined above regarding the lower production costs per ounce.
Fosterville mine
	Three Months Ended
Fosterville Mine — Operating Statistics	March 31, 2024	March 31, 2023
Tonnes of ore milled (thousands of tonnes)	172	148
Tonnes of ore milled per day	1,890	1,644
Gold grade (g/t)	10.51	18.55
Gold production (ounces)	56,569	86,558
Production costs per tonne (A$)	$301	$367
Minesite costs per tonne (A$)	$275	$343
Production costs per ounce	$595	$423
Total cash costs per ounce	$537	$396
Gold production
First Quarter of 2024 — At the Fosterville mine, gold production decreased by 34.6% to 56,569 ounces in the first quarter of 2024 compared with 86,558 ounces in the first quarter of 2023, primarily due to the significantly lower gold grades expected under the mining sequence and as a result of lower than expected gold grades in a high grade Swan stope mined, partially offset by higher throughput.
Production costs
First Quarter of 2024 — Production costs were $33.7 million in the first quarter of 2024, a decrease of 8.0% compared with production costs of $36.6 million in the first quarter of 2023, primarily due to lower mining and royalty costs, and the weaker Australian dollar relative to the U.S. dollar.
Production costs per tonne decreased when compared to the prior-year period due to lower mining and royalty costs and higher volume of ore milled. Production costs per ounce increased when compared to the prior-year period due to fewer ounces produced in the period partially offset by the lower mining and royalty costs and the weaker Australian dollar relative to the U.S. dollar.
On May 29, 2023 the Victorian Environment Protection Authority lifted the prohibition notice on Fosterville that was imposed in late 2021, allowing the Fosterville mine to resume normal activities throughout the month of June 2023 and onwards.
Minesite cost per tonne and total cash costs per ounce
First Quarter of 2024 — Minesite costs per tonne decreased when compared to the prior-year period due to the same reasons as the lower production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above regarding the higher production costs per ounce.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2024
Kittila mine
	Three Months Ended
Kittila Mine — Operating Statistics	March 31, 2024	March 31, 2023
Tonnes of ore milled (thousands of tonnes)	482	496
Tonnes of ore milled per day	5,297	5,511
Gold grade (g/t)	4.31	4.73
Gold production (ounces)	54,581	63,692
Production costs per tonne (EUR)	€113	€98
Minesite costs per tonne (EUR)	€112	€98
Production costs per ounce	$1,082	$837
Total cash costs per ounce	$1,070	$806
Gold production
First Quarter of 2024 — At the Kittila mine, gold production decreased by 14.3% to 54,581 ounces in the first quarter of 2024, compared with 63,692 ounces in the first quarter of 2023, primarily due to lower gold grades expected under the mining sequence, lower throughput as a result of the planned annual maintenance of the autoclave and lower gold recoveries as a result of higher sulphur and organic carbon content.
Production costs
First Quarter of 2024 — Production costs at the Kittila mine were $59.0 million in the first quarter of 2024, an increase of 10.8% compared with production costs of $53.3 million in the first quarter of 2023, higher mill maintenance costs and increased mining royalty costs, were partially offset by lower underground mining development costs in the current period.
Production costs per tonne increased when compared to the prior-year period due to the lower volume of ore milled in the current period and higher production costs as described above. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for the increase in production costs and fewer ounces of gold produced in the current period.
Minesite cost per tonne and total cash costs per ounce
First Quarter of 2024 — Minesite costs per tonne increased when compared to the prior-year period due to the same reasons as the higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons as the higher production costs per ounce.
Pinos Altos mine
	Three Months Ended
Pinos Altos Mine — Operating Statistics	March 31, 2024	March 31, 2023
Tonnes of ore milled (thousands of tonnes)	426	364
Tonnes of ore milled per day	4,681	4,044
Gold grade (g/t)	1.89	2.16
Gold production (ounces)	24,725	24,134
Production costs per tonne	$78	$90
Minesite costs per tonne	$94	$90
Production costs per ounce	$1,351	$1,364
Total cash costs per ounce	$1,348	$1,116

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2024
Gold production
First Quarter of 2024 — At the Pinos Altos mine, gold production increased by 2.4% to 24,725 ounces in the first quarter of 2024, compared with 24,134 ounces in the first quarter of 2023, primarily due to higher throughput, partially offset by the lower gold grades as expected under the mining sequence.
Production costs
First Quarter of 2024 — Production costs at the Pinos Altos mine were $33.4 million in the first quarter of 2024, an increase of 1.5% compared with production costs of $32.9 million in the first quarter of 2023, primarily due to higher underground development costs, milling costs and the strengthening of the Mexican Peso relative to the US dollar between periods.
Production costs per tonne decreased when compared to the prior-year period due to the higher volume of ore milled in the current period, partially offset by the higher underground development costs. Production costs per ounce decreased when compared to the prior-year period due to more ounces of gold produced in the current period, partially offset by higher underground development costs milling costs and the strengthening of the Mexican Peso relative to the US dollar between periods.
Minesite cost per tonne and total cash costs per ounce
First Quarter of 2024 — Minesite costs per tonne increased when compared to the prior-year period due to the same reasons as the higher production costs and inventory adjustments. Total cash costs per ounce increased when compared to the prior-year period due to lower by-product revenue in the current period.
La India mine
The La India mine’s proven and probable reserves were fully mined as of December 31, 2023 and the only production is residual gold produced by ore currently stacked on the heap leach pads.
	Three Months Ended
La India Mine — Operating Statistics	March 31, 2024	March 31, 2023
Tonnes of ore milled (thousands of tonnes)	—	660
Tonnes of ore milled per day	—	7,333
Gold grade (g/t)	—	0.68
Gold production (ounces)	10,582	16,321
Production costs per tonne	$—	$30
Minesite costs per tonne	$—	$33
Production costs per ounce	$1,510	$1,231
Total cash costs per ounce	$1,453	$1,308
Gold production
First Quarter of 2024 — At the La India mine, gold production decreased by 35.2% to 10,582 ounces in the first quarter of 2024, compared with 16,321 ounces in the first quarter of 2023, due to ceasing of mining operations at the mine in the fourth quarter of 2023. Gold production in the first quarter of 2024 came only from residual leaching.
Production costs
First Quarter of 2024 — Production costs at the La India mine were $16.0 million in the first quarter of 2024, a decrease of 20.4% compared with production costs of $20.1 million in the first quarter of 2023, driven primarily by the cessation of mining activities.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2024
Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for production costs and gold production.
Minesite cost per tonne and total cash costs per ounce
First Quarter of 2024 — Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for production costs and gold production.
Balance Sheet Review
(thousands of United States dollars)	As at March 31, 2024	As at December 31, 2023
Current assets	$2,245,156	$2,191,152
Non-current assets	26,557,285	26,493,797
Total assets	$28,802,441	$28,684,949
Current liabilities	$1,015,528	$1,048,026
Non-current liabilities	8,144,543	8,214,008
Total liabilities	$9,160,071	$9,262,034
Total assets of $28.8 billion at March 31, 2024, increased by $0.1 billion, compared with total assets of $28.7 billion as at December 31, 2023. The Company’s total assets are primarily comprised of non-current assets such as property, plant and mine development and goodwill. The increase in total assets is primarily due to an increase in cash and cash equivalents, non-current stockpiles and investments, partially offset by decrease in property, plant and mine development.
Total liabilities of $9.2 billion at March 31, 2024, decreased by $0.1 billion compared with total liabilities of $9.3 billion at December 31, 2023. The Company’s total liabilities are primarily comprised of non-current liabilities such as deferred income and mining tax liabilities, long-term debt and reclamation provisions. The decrease in total liabilities is primarily due to a decrease in accounts payable and accrued liabilities and reclamation provisions.
While the Company occasionally enters into contracts to limit the risk associated with decreased by-product metal prices, increased foreign currency costs (including where used for capital expenditures) and input costs, the contracts act as economic hedges of underlying exposures and are not held for speculative purposes. Agnico Eagle does not use complex derivative contracts to hedge exposures. During the first three months of 2024, the Company put in place currency hedge positions to support its key input costs used in budgeting and mine planning assumptions. As at March 31, 2024, the Company had outstanding currency derivative contracts related to $2,953.4 million of 2024 and 2025 expenditures (December 31, 2023 — $3,324.7 million) and diesel fuel derivative contracts related to 15.0 million gallons of heating oil (December 31, 2023 — 15.0 million).
Liquidity and Capital Resources
As at March 31, 2024, the Company’s cash and cash equivalents totaled $524.6 million compared with $338.6 million as at December 31, 2023. The Company’s policy is to invest excess cash in what the Company believes to be highly liquid investments of high credit quality to reduce risks associated with these investments. Such investments with remaining maturities of greater than three months and less than one year at the time of purchase are classified as short-term investments. Investments with remaining maturities of less than three months at the time of purchase are classified as cash equivalents. The Company’s decisions regarding the length of maturities it holds are based on cash flow requirements, rates of return and various other factors.
Working capital (current assets less current liabilities) increased to $1,229.6 million as at March 31, 2024, compared with $1,143.1 million as at December 31, 2023, primarily due a $186.0 million increase in cash and

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2024
cash equivalents and a $53.5 million decrease in accounts payable and accrued liabilities, partially offset by a decrease of $69.2 million in inventories, a decrease of $52.5 million in the fair value of derivative financial instrument assets (net of derivative financial instrument liabilities) and a $23.3 million decrease in other current assets.
On March 28, 2024, Moody’s Ratings upgraded the Company’s investment grade credit rating to Baa1 with a Stable Outlook, recognizing the Company’s financial strength and stability. In addition, Fitch has provided an investment grade credit rating of BBB+ (Outlook Stable). These ratings underscore the Company’s strong business and credit profile, with low leverage and conservative financial policies, and recognize the benefits of the Company’s size and scale and operations in favourable mining jurisdictions.
Subject to various risks and uncertainties, including those set in this MD&A and in the Company’s AIF, the Company believes it will generate sufficient cash flow from operations and has adequate cash and debt facilities available to finance its current operations, working capital requirements, contractual obligations, debt maturities, planned capital expenditure and exploration programs. While the Company believes its capital resources will be sufficient to satisfy all its mandatory and discretionary commitments, the Company may choose to decrease certain of its discretionary expenditure commitments, which include certain capital expenditures and exploration and corporate development expenses, should unexpected financial circumstances arise in the future. See “Risk Profile” in this MD&A for further details.
Operating Activities
Cash provided by operating activities increased to $783.2 million in the first quarter of 2024 compared with $649.6 million in the first quarter of 2023 primarily due to higher gold sales volume from the Canadian Malartic complex following the Yamana Transaction and 9.0% higher realized gold prices in the current period, partially offset by less favourable working capital movements between periods.
Investing Activities
Cash used in investing activities in the first quarter of 2024 of $413.0 million decreased compared to $1,398.7 million of cash used in the first quarter of 2023, primarily due to $1,000.6 million in net non-recurring cash consideration paid in connection with the Yamana Transaction in the comparative period.
In the first quarter of 2024, the Company purchased $24.0 million in equity securities and other investments compared with $14.7 million in the first quarter of 2023. The Company’s equity securities and other investments consist primarily of investments in common shares and share purchase warrants of entities in the mining industry.
Financing Activities
Cash used in financing activities was $183.0 million in the first quarter of 2024, compared with $836.4 million cash provided by financing activities in the first quarter of 2023, primarily due to a $1.0 billion credit facility drawdown used to finance the cash consideration paid in connection with the Yamana Transaction in the comparative period.
The Company issued common shares for net proceeds of $16.8 million in the first quarter of 2024, compared with $16.9 million in the first quarter of 2023, attributable to issuances under the employee stock option plan exercises, the incentive share purchase plan and the dividend reinvestment plan.
During the first quarter of 2024, the Company repurchased 375,000 common shares for $19.9 million at an average price of $52.99 under the normal course issuer bid (“NCIB”). During the first quarter of 2023, the Company repurchased 100,000 common shares for $4.8 million at an average price of $47.75 under the NCIB.
The Company intends to seek approval from the TSX to renew the NCIB for another year on substantially the same terms.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2024
On February 15, 2024, Agnico Eagle declared a quarterly cash dividend of $0.40 per common share paid on March 15, 2024 to holders of record of the common shares of the Company as of March 1, 2024. Agnico Eagle has declared a cash dividend every year since 1983. In the first quarter of 2024, the Company paid dividends of $157.3 million compared to $156.2 million paid in the first quarter of 2023. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Board and will be subject to factors such as income, financial condition and capital requirements.
On February 12, 2024, the Company replaced its $1.2 billion unsecured revolving credit facility with the $2.0 billion New Credit Facility, which includes an uncommitted accordion feature of $1.0 billion. The New Credit Facility is available in US dollars through SOFR and base rate advances, or in Canadian dollars through CORRA and prime rate advances, priced at the applicable rate plus a margin that ranges from 0.00% to 2.00%. The New Credit Facility also provides for the issuance of letters of credit, priced at the applicable rate plus a margin that varies from 0.60% to 2.00%. The lenders under the New Credit Facility are each paid a standby fee at a rate that ranges from 0.09% to 0.25% of the undrawn portion of the New Credit Facility. In each case, the applicable margin or standby fees vary depending on the Company’s credit rating. The Company’s subsidiaries are not required to guarantee the payment and performance of its obligations under the New Credit Facility, however the Company must provide guarantees from certain of its subsidiaries if any existing indebtedness of the Company benefits from guarantees and the Company no longer maintains an investment grade credit rating, or if the Company incurs new indebtedness for borrowed money and provides guarantees of such new indebtedness from any of its subsidiaries. The Credit Facility contains customary covenants limiting certain actions of the Company and its material subsidiaries, and customary events of default for a borrower with the Company’s credit profile. The Company is also required to maintain a total net debt to capitalization ratio below a specified maximum value.
In the first quarter of 2024, the Company drew down and repaid $600.0 million on its Credit Facility. In the first quarter of 2023, the Company drew down $1.0 billion on its Old Credit Facility, which was used to finance the cash consideration portion of the Yamana Transaction. As at March 31, 2024, the Company’s outstanding balance under the New Credit Facility was nil. Credit Facility availability is reduced by outstanding letters of credit at that date, which were $1.1 million as at March 31, 2024, resulting in $1,998.9 million available for future drawdown.
The Company has five uncommitted letter of credit facilities with certain Canadian financial institutions (the “LC Facilities”). At March 31, 2024, amounts available under these letter of credit facilities are as follows; C$400.0 million, C$320.0 million, C$200.0 million, C$200.0 million and $75.0 million. As at March 31, 2024, the aggregate undrawn face amount of letters of credit under the LC Facilities was $662.7 million. Additionally, the Company has a standby letter of guarantee facility (the “Guarantee Facility”) with a Canadian financial institution providing for a $25.0 million uncommitted letter of guarantee facility. The aggregate undrawn face amount of guarantees under the guarantee facility at March 31, 2024 was $12.9 million.
As at March 31, 2024, the Company has indemnity agreements with three companies for the issuance of surety bonds of which $310.9 million of such surety bonds have been issued under these agreements.
The Company was in compliance with all covenants contained in the New Credit Facility, Term Loan Facility, the LC Facilities, the Guarantee Facility, and the $1,250.0 million of its guaranteed senior unsecured notes as at March 31, 2024.
Risk Profile
The Company is subject to significant risks, including fluctuations in commodity prices, foreign exchange rates and other risks due to the inherent nature of the business of exploration, development and mining of properties with precious metals. Changes in economic conditions and volatile financial markets may have a significant impact on Agnico Eagle’s cost and availability of financing and overall liquidity. The volatility in

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2024
gold prices directly affects Agnico Eagle’s revenues, earnings and cash flow. Volatile energy, commodity and consumables prices and currency exchange rates impact production costs. For a more comprehensive discussion of these and other risks, see “Risk Factors” in the AIF filed on the CSA’s SEDAR website and with the SEC as part of the Form 40-F.
Disclosure Controls and Procedures and Internal Controls over Financial Reporting
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) and disclosure controls and procedures (“DC&P”).
ICFR is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management has used the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) in order to assess the effectiveness of the Company’s ICFR.
DC&P form a broader framework designed to provide reasonable assurance that information required to be disclosed by the Company in its annual and interim filings and other reports filed under securities legislation is recorded, processed, summarized and reported within the time frame specified in securities legislation and includes controls and procedures designed to ensure that information required to be disclosed by the Company in its annual and interim filings and other reports submitted under securities legislation is accumulated and communicated to the Company’s management to allow timely decisions regarding required disclosure.
Together, the ICFR and DC&P frameworks provide internal control over financial reporting and disclosure. The Company maintains disclosure controls and procedures that are designed to provide reasonable assurance that information, which is required to be disclosed in the Company’s annual and interim filings and other reports filed under securities legislation, is accumulated and communicated in a timely fashion. Due to their inherent limitations, the Company acknowledges that, no matter how well designed, ICFR and DC&P can provide only reasonable assurance of achieving the desired control objectives and as such may not prevent or detect all misstatements. Further, the effectiveness of ICFR is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.
There have been no significant changes in our internal controls during the three months ended March 31, 2024 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.
Non-GAAP Financial Performance Measures
This MD&A presents certain financial performance measures, including adjusted net income, adjusted net income per share, EBITDA, adjusted EBITDA, free cash flow, free cash flow before changes in working capital, total cash costs per ounce (on both a by-product and co-product basis), minesite costs per tonne, all-in sustaining costs per ounce (on both a by-product and co-product basis), operating margin, sustaining capital expenditures and development capital expenditures, that are not recognized measures under IFRS. These measures may not be comparable to similar measures reported by other gold producers. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS.
Adjusted Net Income and Adjusted Net Income Per Share
Adjusted net income and adjusted net income per share are calculated by adjusting the net income as recorded in the condensed interim consolidated statements of income for the effects of certain items that the Company believes are not reflective of the Company’s underlying performance for the reporting period. Adjusted net income is calculated by adjusting net income for items such as foreign currency translation gains or losses, realized and unrealized gains or losses on derivative financial instruments, revaluation gains, impairment loss charges and reversals, environmental remediation, severance and transaction costs related to acquisitions,

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2024
purchase price allocations to inventory, gains or losses on the disposals of assets and income and mining taxes adjustments. Adjusted net income per share is calculated by dividing adjusted net income by the number of shares outstanding on a basic and diluted basis. The Company believes that these generally accepted industry measures are useful in that they allow for the evaluation of the results of continuing operations and in making comparisons between periods. Adjusted net income and adjusted net income per share are intended to provide investors with information about the Company’s continuing income generating capabilities from its core mining business, excluding the above adjustments, which the Company believes are not reflective of operational performance. Management uses this measure to, and believes it is helpful to investors so they can, understand and monitor for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
The following table sets out the calculation of adjusted net income and adjusted net income per share for the three months ended March 31, 2024 and March 31, 2023.
	Three Months Ended March 31,
(thousands of United States dollars)	2024	2023
Net income for the period — basic	$347,192	$1,816,891
Dilutive impact of cash settling LTIP	364	(1,776)
Net income for the period — diluted	$347,556	$1,815,115
Foreign currency translation (gain) loss	(4,547)	220
Realized and unrealized loss (gain) on derivative financial instruments	45,935	(6,539)
Transaction costs related to acquisitions	—	15,238
Revaluation gain on Yamana Transaction	—	(1,543,414)
Environmental remediation	1,799	(557)
Net loss on disposal of property. plant and equipment	3,547	2,542
Income and mining taxes adjustments(i)	(16,455)	(13,102)
Adjusted net income for the period — basic	$377,471	$271,279
Adjusted net income for the period — diluted	$377,835	$269,503
Net income per share — basic	$0.70	$3.87
Net income per share — diluted	$0.70	$3.86
Adjusted net income per share — basic	$0.76	$0.58
Adjusted net income per share — diluted	$0.76	$0.57

Note:
(i)
Income and mining taxes adjustments reflect items such as foreign currency translation recorded to the income and mining taxes expense, the impact of income and mining taxes on adjusted items, recognition of previously unrecognized capital losses, the result of income and mining taxes audits, impact of tax law changes and adjustments to prior period tax filings.

EBITDA and Adjusted EBITDA
EBITDA is calculated by adjusting the net income as recorded in the condensed interim consolidated statements of income for finance costs, amortization of property, plant and mine development and income and mining tax expense line items as reported in the condensed interim consolidated statements of income.
Adjusted EBITDA removes the effects of certain items that the Company believes are not reflective of the Company’s underlying performance for the reporting period. Adjusted EBITDA is calculated by adjusting the EBITDA calculation for items such as foreign currency translation gains or losses, realized and unrealized gains or losses on derivative financial instruments, revaluation gains, impairment loss charges and reversals, environmental remediation, severance and transaction costs related to acquisitions, purchase price allocations to inventory and gains or losses on the disposals of assets.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2024
The Company believes that these generally accepted industry measures are useful in that they allow for the evaluation of the cash generating capability of the Company to fund its working capital, capital expenditure and debt repayments. EBITDA and Adjusted EBITDA are intended to provide investors with information about the Company’s continuing cash generating capability from its core mining business, excluding the above adjustments, which management believes are not reflective of operational performance. Management uses these measures to, and believes it is helpful to investors so they can, understand and monitor for the cash generating capability of the Company in conjunction with other data prepared in accordance with IFRS.
The following table sets out the calculation of EBITDA and Adjusted EBITDA for the three months ended March 31, 2024 and March 31, 2023.
	Three Months Ended March 31,
(thousands of United States dollars)	2024	2023
Net income for the period	$347,192	$1,816,891
Finance costs	36,265	23,448
Amortization of property, plant and mine development	357,225	303,959
Income and mining tax expense	141,856	128,608
EBITDA	882,538	2,272,906
Foreign currency translation (gain) loss	(4,547)	220
Realized and unrealized loss (gain) on derivative financial instruments	45,935	(6,539)
Transaction costs related to acquisitions	—	15,238
Revaluation gain on Yamana Transaction	—	(1,543,414)
Environmental remediation	1,799	(557)
Net loss on disposal of property. plant and equipment	3,547	2,542
Adjusted EBITDA	$929,272	$740,396
Free Cash Flow and Free Cash Flow before Changes in Non-Cash Components of Working Capital
Free cash flow is calculated by deducting additions to property, plant and mine development from the cash provided by operating activities line item as recorded in the condensed interim consolidated statements of cash flows.
Free cash flow before changes in non-cash components of working capital is calculated by excluding items such as the effect of changes in non-cash components of working capital from free cash flow, which includes trade receivables, income taxes, inventory, other current assets, accounts payable and accrued liabilities and interest payable.
The Company believes that these generally accepted industry measures are useful in that they allow for the evaluation of the Company’s ability to repay creditors and return cash to shareholders without relying on external sources of funding. Free cash flow and free cash flow before changes in non-cash components of working capital also provide investors with information about the Company’s financial position and its ability to generate cash to fund operational and capital requirements as well as return cash to shareholders. Management uses these measures in conjunction with other data prepared in accordance with IFRS to, and believes it is helpful to investors so they can, understand and monitor the cash generating ability of the Company.
The following table sets out the calculation of free cash flow and free cash flow before changes in non-cash components of working capital for the three months ended March 31, 2024 and March 31, 2023.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2024
	Three Months Ended March 31,
(thousands of United States dollars)	2024	2023
Cash provided by operating activities	$783,175	$649,613
Additions to property, plant and mine development	(387,587)	(384,934)
Free cash flow	395,588	264,679
Changes in trade receivables	$(1,208)	$(8,395)
Changes in income taxes	(376)	(23,977)
Changes in inventory	(28,172)	(2,068)
Changes in other current assets	(25,410)	(10,995)
Changes in accounts payable and accrued liabilities	53,990	7,269
Changes in interest payable	(4,931)	(2,648)
Free cash flow before changes in non-cash components of working capital	$389,481	$223,865
Total Cash Costs per Ounce and Minesite Costs per Tonne
Total cash costs per ounce is calculated on a per ounce of gold produced basis and is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for by-product revenues, inventory production costs, the impact of purchase price allocation in connection with mergers and acquisitions on inventory accounting, realized gains and losses on hedges of production costs, operational care and maintenance costs due to COVID-19 and other adjustments, which include the costs associated with a 5% in-kind royalty paid in respect of certain portions of the Canadian Malartic complex, a 2% in-kind royalty paid in respect of the Detour Lake mine, a 1.5% in-kind royalty paid in respect of the Macassa mine, as well as smelting, refining and marketing charges and then dividing by the number of ounces of gold produced. Given the nature of the fair value adjustment on inventory related to mergers and acquisitions and the use of the total cash costs per ounce measures to reflect the cash generating capabilities of the Company’s operations. Investors should note that total cash costs per ounce are not reflective of all cash expenditures, as they do not include income tax payments, interest costs or dividend payments. Total cash costs per ounce on a co-product basis is calculated in the same manner as the total cash costs per ounce on a by-product basis, except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.
Total cash costs per ounce is intended to provide investors information about the cash-generating capabilities of the Company’s mining operations. Management also uses these measures to, and believes they are helpful to investors so investors can, understand and monitor the performance of the Company’s mining operations. The Company believes that total cash costs per ounce is useful to help investors understand the costs associated with producing gold and the economics of gold mining. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce on a by-product basis measure allows management and investors to assess a mine’s cash-generating capabilities at various gold prices. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider using, these measures in conjunction with data prepared in accordance with IFRS and minesite costs per tonne as these measures are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2024
Agnico Eagle’s primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.
In this MD&A, unless otherwise indicated, total cash costs per ounce is reported on a by-product basis. Total cash costs per ounce is reported on a by-product basis because (i) the majority of the Company’s revenues are from gold, (ii) the Company mines ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produces, (iv) it is a method used by management and the Board to monitor operations, and (v) many other gold producers disclose similar measures on a by-product rather than a co-product basis.
Minesite costs per tonne are calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for inventory production costs, operational care and maintenance costs due to COVID-19 and other adjustments, and then dividing by tonnage of ore processed. As the total cash costs per ounce can be affected by fluctuations in by — product metal prices and foreign exchange rates, management believes that minesite costs per tonne is useful to investors in providing additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware, and investors should note, that this per tonne measure of performance can be affected by fluctuations in processing levels. This inherent limitation may be partially mitigated by using this measure in conjunction with production costs and other data prepared in accordance with IFRS.
The following tables set out a reconciliation of total cash costs per ounce (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs, exclusive of amortization, as presented in the condensed interim consolidated statements of income in accordance with IFRS.
Total Production Costs by Mine
	Three Months Ended March 31,
(thousands of United States dollars)	2024	2023
LaRonde mine	$75,556	$39,707
LaRonde Zone 5 mine	19,022	22,224
LaRonde complex	94,578	61,931
Canadian Malartic complex(i)	126,576	57,291
Goldex complex	33,182	27,835
Meliadine mine	93,451	81,194
Meadowbank complex	114,162	130,004
Kittila mine	59,038	53,295
Detour Lake mine	131,905	114,022
Macassa mine	47,648	37,959
Fosterville mine	33,654	36,599
Pinos Altos mine	33,407	32,922
La India mine	15,984	20,092
Production costs per the condensed interim consolidated statements of income	$783,585	$653,144

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2024
Reconciliation of Production Costs to Total Cash Costs per Ounce by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne by Mine
(thousands of United States dollars, except as noted)
LaRonde mine (per ounce)	Three Months Ended March 31, 2024		Three Months Ended March 31, 2023
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		51,815		59,533
Production costs	$75,556	$1,458	$39,707	$667
Inventory adjustments(ii)	(14,711)	(284)	22,505	378
Realized gains and losses on hedges of production costs	19	—	1,078	18
Other adjustments(iv)	4,993	97	4,348	73
Total cash costs (co-product basis)	$65,857	$1,271	$67,638	$1,136
By-product metal revenues	(12,590)	(243)	(14,532)	(244)
Total cash costs (by-product basis)	$53,267	$1,028	$53,106	$892
LaRonde mine (per tonne)	Three Months Ended March 31, 2024				Three Months Ended March 31, 2023
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				413				389
Production costs		$75,556		$183		$39,707		$102
Production costs (C$)	C$	102,025	C$	247	C$	53,573	C$	138
Inventory adjustments (C$)(iii)		(20,314)		(49)		29,723		76
Other adjustments (C$)(iv)		(336)		(1)		(3,141)		(8)
Minesite costs (C$)	C$	81,375	C$	197	C$	80,155	C$	206
LaRonde Zone 5 mine (per ounce)	Three Months Ended March 31, 2024		Three Months Ended March 31, 2023
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		16,549		20,074
Production costs	$19,022	$1,149	$22,224	$1,107
Inventory adjustments(ii)	320	20	523	26
Realized gains and losses on hedges of production costs	6	—	359	18
Other adjustments(iv)	370	23	336	17
Total cash costs (co-product basis)	$19,718	$1,192	$23,442	$1,168
By-product metal revenues	(187)	(12)	(275)	(14)
Total cash costs (by-product basis)	$19,531	$1,180	$23,167	$1,154

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2024
LaRonde Zone 5 mine (per tonne)	Three Months Ended March 31, 2024				Three Months Ended March 31, 2023
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				267				318
Production costs		$19,022		$71		$22,224		$70
Production costs (C$)	C$	25,514	C$	95	C$	29,988	C$	94
Inventory adjustments (C$)(iii)		432		2		738		3
Minesite costs (C$)	C$	25,946	C$	97	C$	30,726	C$	97
LaRonde complex (per ounce)	Three Months Ended March 31, 2024		Three Months Ended March 31, 2023
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		68,364		79,607
Production costs	$94,578	$1,383	$61,931	$778
Inventory adjustments(ii)	(14,391)	(210)	23,028	289
Realized gains and losses on hedges of production costs	25	—	1,437	18
Other adjustments(iv)	5,363	79	4,684	59
Total cash costs (co-product basis)	$85,575	$1,252	$91,080	$1,144
By-product metal revenues	(12,777)	(187)	(14,807)	(186)
Total cash costs (by-product basis)	$72,798	$1,065	$76,273	$958
LaRonde complex (per tonne)	Three Months Ended March 31, 2024				Three Months Ended March 31, 2023
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				680				707
Production costs		$94,578		$139		$61,931		$88
Production costs (C$)	C$	127,539	C$	187	C$	83,561	C$	118
Inventory adjustments (C$)(iii)		(19,882)		(29)		30,461		43
Other adjustments (C$)(iv)		(336)		—		(3,141)		(4)
Minesite costs (C$)	C$	107,321	C$	158	C$	110,881	C$	157
Canadian Malartic complex (per ounce)(i)	Three Months Ended March 31, 2024		Three Months Ended March 31, 2023
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		186,906		80,685
Production costs	$126,576	$677	$57,291	$710
Inventory adjustments(ii)	14,707	79	495	6
Realized gains and losses on hedges of production costs	52	—	—	—
In-kind royalties and other adjustments(iv)	19,490	104	7,382	92
Total cash costs (co-product basis)	$160,825	$860	$65,168	$808
By-product metal revenues	(1,952)	(10)	(1,138)	(14)
Total cash costs (by-product basis)	$158,873	$850	$64,030	$794

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2024
Canadian Malartic complex (per tonne)(i)	Three Months Ended March 31, 2024				Three Months Ended March 31, 2023
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				5,173				2,262
Production costs		$126,576		$24		$57,291		$25
Production costs (C$)	C$	170,853	C$	33	C$	76,665	C$	34
Inventory adjustments (C$)(iii)		20,002		4		740		—
In-kind royalties and other adjustments (C$)(iv)		25,637		5		9,825		5
Minesite costs (C$)	C$	216,492	C$	42	C$	87,230	C$	39
Goldex complex (per ounce)	Three Months Ended March 31, 2024		Three Months Ended March 31, 2023
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		34,388		34,023
Production costs	$33,182	$965	$27,835	$818
Inventory adjustments(ii)	457	13	(1,037)	(30)
Realized gains and losses on hedges of production costs	11	—	707	20
Other adjustments(iv)	370	11	62	2
Total cash costs (co-product basis)	$34,020	$989	$27,567	$810
By-product metal revenues	(1,417)	(41)	(14)	—
Total cash costs (by-product basis)	$32,603	$948	$27,553	$810
Goldex complex (per tonne)	Three Months Ended March 31, 2024				Three Months Ended March 31, 2023
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				760				698
Production costs		$33,182		$44		$27,835		$40
Production costs (C$)	C$	44,745	C$	59	C$	37,627	C$	54
Inventory adjustments (C$)(iii)		649		1		(1,390)		(2)
Minesite costs (C$)	C$	45,394	C$	60	C$	36,237	C$	52
Meliadine mine (per ounce)	Three Months Ended March 31, 2024		Three Months Ended March 31, 2023
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		95,725		90,467
Production costs	$93,451	$976	$81,194	$897
Inventory adjustments(ii)	(3,300)	(34)	3,624	40
Realized gains and losses on hedges of production costs	280	3	88	1
Other adjustments(iv)	(58)	(1)	105	2
Total cash costs (co-product basis)	$90,373	$944	$85,011	$940
By-product metal revenues	(235)	(2)	(200)	(3)
Total cash costs (by-product basis)	$90,138	$942	$84,811	$937

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2024
Meliadine mine (per tonne)	Three Months Ended March 31, 2024				Three Months Ended March 31, 2023
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				496				476
Production costs		$93,451		$188		$81,194		$170
Production costs (C$)	C$	125,926	C$	254	C$	108,881	C$	228
Inventory adjustments (C$)(iii)		(4,395)		(9)		5,050		11
Minesite costs (C$)	C$	121,531	C$	245	C$	113,931	C$	239
Meadowbank complex (per ounce)	Three Months Ended March 31, 2024		Three Months Ended March 31, 2023
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		127,774		111,110
Production costs	$114,162	$893	$130,004	$1,170
Inventory adjustments(ii)	5,905	47	(1,654)	(15)
Realized gains and losses on hedges of production costs	546	4	(1,499)	(13)
Other adjustments(iv)	(59)	—	(55)	1
Total cash costs (co-product basis)	$120,554	$944	$126,796	$1,141
By-product metal revenues	(866)	(7)	(825)	(7)
Total cash costs (by-product basis)	$119,688	$937	$125,971	$1,134
Meadowbank complex (per tonne)	Three Months Ended March 31, 2024				Three Months Ended March 31, 2023
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				1,071				983
Production costs		$114,162		$107		$130,004		$132
Production costs (C$)	C$	153,594	C$	143	C$	172,978	C$	176
Inventory adjustments (C$)(iii)		8,002		8		(2,226)		(2)
Minesite costs (C$)	C$	161,596	C$	151	C$	170,752	C$	174
Kittila mine (per ounce)	Three Months Ended March 31, 2024		Three Months Ended March 31, 2023
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		54,581		63,692
Production costs	$59,038	$1,082	$53,295	$837
Inventory adjustments(ii)	(495)	(9)	(40)	(1)
Realized gains and losses on hedges of production costs	(11)	—	(633)	(10)
Other adjustments(iv)	(68)	(2)	(1,223)	(19)
Total cash costs (co-product basis)	$58,464	$1,071	$51,399	$807
By-product metal revenues	(89)	(1)	(69)	(1)
Total cash costs (by-product basis)	$58,375	$1,070	$51,330	$806

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2024
Kittila mine (per tonne)	Three Months Ended March 31, 2024		Three Months Ended March 31, 2023
	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore milled (thousands of tonnes)		482		496
Production costs	$59,038	$122	$53,295	$107
Production costs (€)	€54,479	€113	€48,751	€98
Inventory adjustments (€)(iii)	(370)	(1)	(114)	—
Minesite costs (€)	€54,109	€112	€48,637	€98
Detour Lake mine (per ounce)	Three Months Ended March 31, 2024		Three Months Ended March 31, 2023
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		150,751		161,857
Production costs	$131,905	$875	$114,022	$704
Inventory adjustments(ii)	(8,186)	(54)	306	2
Realized gains and losses on hedges of production costs	58	—	3,554	22
In-kind royalties and other adjustments(iv)	8,144	54	7,575	47
Total cash costs (co-product basis)	$131,921	$875	$125,457	$775
By-product metal revenues	(580)	(4)	(682)	(4)
Total cash costs (by-product basis)	$131,341	$871	$124,775	$771
Detour Lake mine (per tonne)	Three Months Ended March 31, 2024				Three Months Ended March 31, 2023
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				6,502				6,397
Production costs		$131,905		$20		$114,022		$18
Production costs (C$)	C$	178,209	C$	27	C$	153,908	C$	24
Inventory adjustments (C$)(iii)		(10,940)		(2)		515		—
In-kind royalties and other adjustments (C$)(iv)		8,876		2		8,765		2
Minesite costs (C$)	C$	176,145	C$	27	C$	163,188	C$	26
Macassa mine (per ounce)	Three Months Ended March 31, 2024		Three Months Ended March 31, 2023
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		68,259		64,115
Production costs	$47,648	$698	$37,959	$592
Inventory adjustments(ii)	(1,089)	(16)	(1,295)	(20)
Realized gains and losses on hedges of production costs	23	—	1,137	18
In-kind royalties and other adjustments(iv)	2,157	32	1,144	17
Total cash costs (co-product basis)	$48,739	$714	$38,945	$607
By-product metal revenues	(220)	(3)	(208)	(3)
Total cash costs (by-product basis)	$48,519	$711	$38,737	$604

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2024
Macassa mine (per tonne)	Three Months Ended March 31, 2024				Three Months Ended March 31, 2023
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				134				87
Production costs		$47,648		$356		$37,959		$436
Production costs (C$)	C$	64,672	C$	483	C$	51,242	C$	589
Inventory adjustments (C$)(iii)		(1,416)		(11)		(1,717)		(21)
In-kind royalties and other adjustments (C$)(iv)		2,815		21		1,516		17
Minesite costs (C$)	C$	66,071	C$	493	C$	51,041	C$	585
Fosterville mine (per ounce)	Three Months Ended March 31, 2024		Three Months Ended March 31, 2023
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		56,569		86,558
Production costs	$33,654	$595	$36,599	$423
Inventory adjustments(ii)	(3,136)	(55)	(2,364)	(27)
Realized gains and losses on hedges of production costs	18	—	188	2
Other adjustments(iv)	17	—	46	—
Total cash costs (co-product basis)	$30,553	$540	$34,469	$398
By-product metal revenues	(160)	(3)	(157)	(2)
Total cash costs (by-product basis)	$30,393	$537	$34,312	$396
Fosterville mine (per tonne)	Three Months Ended March 31, 2024				Three Months Ended March 31, 2023
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				172				148
Production costs		$33,654		$196		$36,599		$248
Production costs (A$)	A$	51,849	A$	301	A$	54,182	A$	367
Inventory adjustments (A$)(iii)		(4,630)		(26)		(3,601)		(24)
Minesite costs (A$)	A$	47,219	A$	275	A$	50,581	A$	343
Pinos Altos mine (per ounce)	Three Months Ended March 31, 2024		Three Months Ended March 31, 2023
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		24,725		24,134
Production costs	$33,407	$1,351	$32,922	$1,364
Inventory adjustments(ii)	6,655	269	(248)	(10)
Realized gains and losses on hedges of production costs	—	—	(453)	(19)
Other adjustments(iv)	318	13	292	12
Total cash costs (co-product basis)	$40,380	$1,633	$32,513	$1,347
By-product metal revenues	(7,050)	(285)	(5,574)	(231)
Total cash costs (by-product basis)	$33,330	$1,348	$26,939	$1,116

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2024
Pinos Altos mine (per tonne)	Three Months Ended March 31, 2024		Three Months Ended March 31, 2023
	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		426		364
Production costs	$33,407	$78	$32,922	$90
Inventory adjustments(iii)	6,655	16	(248)	—
Minesite costs	$40,062	$94	$32,674	$90
La India mine (per ounce)	Three Months Ended March 31, 2024		Three Months Ended March 31, 2023
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		10,582		16,321
Production costs	$15,984	$1,510	$20,092	$1,231
Inventory adjustments(ii)	(234)	(22)	1,448	89
Other adjustments(iv)	133	13	129	8
Total cash costs (co-product basis)	$15,883	$1,501	$21,669	$1,328
By-product metal revenues	(502)	(48)	(315)	(20)
Total cash costs (by-product basis)	$15,381	$1,453	$21,354	$1,308
La India mine (per tonne)(v)	Three Months Ended March 31, 2024		Three Months Ended March 31, 2023
	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		—		660
Production costs	$15,984	$—	$20,092	$30
Inventory adjustments(iii)	(15,984)	—	1,448	3
Minesite costs	$—	$—	$21,540	$33

Notes:
(i)
The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic complex up to and including March 30, 2023 and 100% interest thereafter.

(ii)
Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.

(iii)
This inventory adjustment reflects production costs associated with the portion of production still in inventory.

(iv)
Other adjustments consists of costs associated with a 5% in-kind royalty paid in respect of the Canadian Malartic complex, a 2% in-kind royalty paid in respect of the Detour Lake mine, a 1.5% in-kind royalty paid in respect of the Macassa mine and smelting, refining, and marketing charges to production costs.

(v)
The La India mine’s cost calculations per tonne for the three months ended March 31, 2024 exclude approximately $16.0 million of production costs incurred during the three months ended March 31, 2024 following the cessation of mining activities at the La India open pit during the fourth quarter of 2023.

All-in Sustaining Costs per Ounce
All-in sustaining costs per ounce (also referred to as “AISC per ounce”) on a by-product basis is calculated as the aggregate of total cash costs on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options), lease payments related to sustaining assets and reclamation expenses, and then dividing by the number of ounces of gold produced. These additional costs reflect the additional expenditures that are required to be made to maintain current production levels. AISC per ounce on a co-product basis is calculated in the same manner as AISC per ounce on a by-product basis, except that the total cash costs on a co-product basis are used, meaning no adjustment

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2024
has been made for by-product metal revenues. Investors should note that AISC per ounce is not reflective of all cash expenditures as it does not include income tax payments, interest costs or dividend payments, nor does it include non-cash expenditures, such as depreciation and amortization. In this MD&A , unless otherwise indicated, all-in sustaining costs per ounce is reported on a byproduct basis (see “Non-GAAP measures — Total cash costs per ounce” for a discussion of regarding the Company’s use of by-product basis reporting).
Management believes that AISC per ounce is helpful to investors as it reflects total sustaining expenditures of producing and selling an ounce of gold while maintaining current operations and, as such, provides helpful information about operating performance. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of AISC per ounce on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider using, these measures in conjunction with data prepared in accordance with IFRS and minesite costs per tonne, as AISC per ounce is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.
The Company follows the guidance on calculation of AISC per ounce released by the World Gold Council (“WGC”) in 2018. The WGC is a non-regulatory market development organization for the gold industry that has worked closely with its member companies to develop guidance in respect of relevant non-GAAP measures. Notwithstanding the Company’s adoption of the WGC’s guidance, AISC per ounce of gold produced reported by the Company may not be comparable to data reported by other gold mining companies.
The following tables set out a reconciliation of production costs to all-in sustaining costs per ounce for the three months ended March 31, 2024 and March 31, 2023 on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues).
Reconciliation of Production Costs to All-in Sustaining Costs per Ounce
	Three Months Ended March 31,
(United States dollars per ounce, except where noted)	2024	2023
Production costs per the condensed interim consolidated statements of income (thousands of United States dollars)	$783,585	$653,144
Gold production (ounces)	878,652	812,813
Production costs per ounce	$892	$804
Adjustments:
Inventory adjustments(i)	(4)	30
Realized gains and losses on hedges of production costs	1	6
Other(ii)	41	21
Total cash costs per ounce (co-product basis)(iii)	$930	$861
By-product metal revenues	(29)	(29)
Total cash costs per ounce (by-product basis)(iii)	$901	$832
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	216	215
General and administrative expenses (including stock option expense)	55	59
Non-cash reclamation provision and sustaining leases(iv)	18	19
All-in sustaining costs per ounce (by-product basis)	$1,190	$1,125
By-product metal revenues	29	29
All-in sustaining costs per ounce (co-product basis)	$1,219	$1,154

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2024

Notes:
(i)
Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.

(ii)
Other adjustments consists of in-kind royalties, smelting, refining and marketing charges to production costs.

(iii)
The total cash costs per ounce is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See “Non-GAAP Financial Performance Measures — Total Cash Costs per Ounce and Minesite Costs per Tonne” for more information on the Company’s use of total cash cost per ounce.

(iv)
Sustaining leases are lease payments related to sustaining assets.

Operating Margin
Operating margin is calculated by deducting production costs from revenue from mining operations. In order to reconcile operating margin to net income as recorded in the condensed interim consolidated financial statements, the Company adds the following items to the operating margin: income and mining taxes expense; other expenses (income); care and maintenance expenses; foreign currency translation (gain) loss; environmental remediation costs; gain (loss) on derivative financial instruments; finance costs; general and administrative expenses; amortization of property, plant and mine development; exploration and corporate development expenses; revaluation gain and impairment losses (reversals). The Company believes that operating margin is a useful measure to investors as it reflects the operating performance of its individual mines associated with the ongoing production and sale of gold and by-product metals without allocating Company-wide overhead, such as exploration and corporate development expenses, amortization of property, plant and mine development, general and administrative expenses, finance costs, gain and losses on derivative financial instruments, environmental remediation costs, foreign currency translation gains and losses, other expenses and income and mining tax expenses. Management uses this measure internally to plan and forecast future operating results. Management believes this measure is helpful to investors as it provides them with additional information about the Company’s underlying operating results, though it should be evaluated in conjunction with other data prepared in accordance with IFRS. For a reconciliation of operating margin to revenue from operations, see “Summary of Operations Key Performance Indicators”.
Sustaining Capital Expenditures and Development Capital Expenditures
Capital expenditures are classified into sustaining capital expenditures and development capital expenditures. Sustaining capital expenditures are expenditures incurred during the production phase to sustain and maintain existing assets so they can achieve constant expected levels of production from which the Company will derive economic benefits. Sustaining capital expenditures include expenditure for assets to retain their existing productive capacity as well as to enhance performance and reliability of the operations. Development capital expenditures represent the spending at new projects and/or expenditures at existing operations that are undertaken with the intention to increase production levels or mine life above the current plans. Management uses these measures in the capital allocation process and to assess the effectiveness of its investments. Management believes these measures are useful so investors can assess the purpose and effectiveness of the capital expenditures split between sustaining and development in each reporting period. The classification between sustaining and development capital expenditures does not have a standardized definition in accordance with IFRS and other companies may classify expenditures in a different manner.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2024
Sustaining Capital Expenditures and Development Capital Expenditures
	Three Months Ended March 31,
(thousands of United States dollars)	2024	2023
LaRonde mine	20,331	14,887
LaRonde Zone 5 mine	2,912	1,107
LaRonde complex	23,243	15,994
Canadian Malartic complex(i)	27,045	16,584
Goldex complex	12,791	4,822
Meliadine mine	19,202	15,086
Meadowbank complex	19,942	35,631
Kittila mine	16,514	10,335
Detour Lake mine	49,638	53,284
Macassa mine	10,531	6,648
Fosterville mine	5,483	7,969
Pinos Altos mine	5,292	8,250
La India mine	22	27
Other	904	2
Sustaining capital expenditures	190,607	174,632
LaRonde mine	11,390	9,347
LaRonde Zone 5 mine	12,699	5,947
LaRonde complex	24,089	15,294
Canadian Malartic complex(i)	37,323	31,020
Goldex complex	4,131	19,659
Meliadine mine	22,331	17,880
Meadowbank complex	(27)	331
Hope Bay mine	1,548	475
Kittila mine	3,039	10,696
Detour Lake mine	45,311	31,075
Macassa mine	20,464	28,413
Fosterville mine	13,052	9,104
Pinos Altos mine	650	2,793
San Nicolás	5,371	—
Other	4,129	363
Development capital expenditures	181,411	167,103
Total capital expenditures	372,018	341,735
Working capital adjustments	15,569	43,199
Additions to property, plant and mine development per the condensed interim consolidated statements of cash flow	387,587	384,934

Note:
(i)
The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic complex up to and including March 30, 2023 and 100% interest thereafter.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2024
Commitments and Contingencies
Material contractual commitments and contingencies have been set out in notes 27 and 28 to the Company’s annual audited consolidated financial statements for the year ended December 31, 2023 and in note 18 of these condensed interim consolidated financial statements.
Accounting Policies
The condensed interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2023 annual audited consolidated financial statements.
Significant Judgements, Estimates and Assumptions
The preparation of the condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the condensed interim consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the condensed interim consolidated financial statements are reasonable; however, actual results may differ materially from these estimates. The areas involving significant judgments, estimates and assumptions have been set out in Note 4 to the Company’s annual audited consolidated financial statements for the year ended December 31, 2023.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2024
NOTE TO INVESTORS CONCERNING FORWARD-LOOKING INFORMATION
Certain statements in this MD&A, referred to herein as “forward-looking statements”, constitute “forward-looking information” under the provisions of Canadian provincial securities laws and constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, the Company’s plans, objectives, expectations, estimates, beliefs, strategies and intentions and can generally be identified by the use of words such as “anticipate”, “believe”, “budget”, “could”, “estimate”, “expect”, “forecast”, “likely”, “may”, “plan”, “project”, “schedule”, “should”, “target”, “will”, “would” or other variations of these terms or similar words. Forward-looking statements in this MD&A include the following:
•
the Company’s outlook for 2024 and future periods, including estimates of or anticipated metal production, ore grades, recovery rates, project timelines, drilling results, life of mine parameters, total cash costs per ounce, all-in sustaining costs per ounce, minesite costs per tonne, other expenses, and cash flows;

•
statements regarding future earnings and the sensitivity of earnings to gold and other metal prices;

•
anticipated levels or trends for prices of gold and by-product metals mined by the Company or for exchange rates between currencies in which capital is raised, revenue is generated or expenses are incurred by the Company;

•
estimates of future capital expenditures, exploration expenditures, development expenditures and other cash needs, and expectations as to the funding thereof;

•
estimated timing and conclusions of studies, analyses and evaluations undertaken by the Company or others;

•
statements regarding the projected exploration, development and exploitation of ore deposits, including estimates of the timing of such exploration, development and production or decisions with respect thereto;

•
estimates of mineral reserves and mineral resources and their sensitivities to gold prices and other factors, ore grades and mineral recoveries and statements regarding anticipated future exploration results;

•
anticipated timing of events at the Company’s mines, mine development projects and exploration projects;

•
the methods by which ore will be extracted or processed;

•
estimates of future costs and other liabilities for environmental remediation;

•
statements concerning life of mine estimates, expansion projects, recovery rates, mill throughput, optimization and projected exploration, including costs and other estimates upon which such projections are based;

•
statements regarding the Company’s ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations and the anticipated timing thereof;

•
statements regarding the sufficiency of the Company’s cash resources;

•
statements regarding anticipated legislation and regulations, including with respect to climate change, and estimates of their impact on the Company;

•
other anticipated trends with respect to the Company’s capital resources and results of operations, and

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2024
•
statements regarding the impact of pandemics and other health emergencies, and measures taken to reduce the spread of such pandemics or other health emergencies on the Company’s future operations and business.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico Eagle upon which the forward-looking statements in this MD&A are based, and which may prove to be incorrect, include the assumptions set out elsewhere in this MD&A as well as: that there are no significant disruptions affecting Agnico Eagle’s operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural or man-made occurrences, pandemics, mining or milling issues, political changes, title issues, community protests, including by First Nations groups, or otherwise; that permitting, development, expansion and the ramp up of operations at each of Agnico Eagle’s mines, mine development projects and exploration projects proceed on a basis consistent with expectations and that Agnico Eagle does not change its exploration or development plans relating to such projects; that the exchange rates between the Canadian dollar, Euro, Australian dollar, Mexican peso and the U.S. dollar will be approximately consistent with current levels or as set out in this MD&A; that prices for gold, silver, zinc and copper will be consistent with Agnico Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico Eagle’s expectations; that production meets expectations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and mineral recoveries are accurate; that there are no material delays in the timing for completion of development projects; that seismic activity at the Company’s operations at LaRonde, Goldex and other properties is as expected by the Company; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environments that affect Agnico Eagle; and that governments, the Company or others do not take measures in response to pandemics or otherwise that, individually or in the aggregate, materially affect the Company’s ability to operate its business; that measures taken in connection with pandemics do not affect productivity; that measures taken relating to, or other effects of, pandemics do not affect the Company’s ability to obtain necessary supplies and deliver them to its mine sites.
The forward-looking statements in this MD&A reflect the Company’s views as at the date of this MD&A and involve known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, the risk factors set out in our most recent 40-F/AIF on file with the SEC and Canadian provincial securities regulatory authorities. Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)
	Three Months Ended March 31,
	2024	2023
Net income — key line items:
Revenue from mine operations
LaRonde mine	$143,617	$102,220
LaRonde Zone 5 mine	42,615	29,522
Canadian Malartic complex(ii)	328,117	138,074
Goldex complex	72,384	68,063
Meliadine mine	202,239	169,534
Meadowbank complex	249,385	209,813
Kittila mine	114,063	116,019
Detour Lake mine	342,957	306,595
Macassa mine	139,393	117,859
Fosterville mine	121,035	169,301
Pinos Altos mine	48,400	51,448
La India mine	25,618	31,213
Revenues from mining operations	1,829,823	1,509,661
Production costs	783,585	653,144
Total operating margin(i)	1,046,238	856,517
Amortization of property, plant and mine development	357,225	303,959
Revaluation gain(iii)	—	(1,543,414)
Exploration, corporate and other	199,965	150,473
Income before income and mining taxes	489,048	1,945,499
Income and mining taxes expense	141,856	128,608
Net income for the period	$347,192	$1,816,891
Net income per share — basic	$0.70	$3.87
Net income per share — diluted	$0.70	$3.86
Cash flows:
Cash provided by operating activities	$783,175	$649,613
Cash used in investing activities	$(413,048)	$(1,398,745)
Cash (used in) provided by financing activities	$(183,034)	$836,433
Realized prices:
Gold (per ounce)	$2,062	$1,892
Silver (per ounce)	$23.80	$22.95
Zinc (per tonne)	$2,453	$3,169
Copper (per tonne)	$8,731	$10,113

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)
	Three Months Ended March 31,
	2024	2023
Payable production(iv):
Gold (ounces):
LaRonde mine	51,815	59,533
LaRonde Zone 5 mine	16,549	20,074
Canadian Malartic complex(ii)	186,906	80,685
Goldex complex	34,388	34,023
Meliadine mine	95,725	90,467
Meadowbank complex	127,774	111,110
Kittila mine	54,581	63,692
Detour Lake mine	150,751	161,857
Macassa mine	68,259	64,115
Fosterville mine	56,569	86,558
Pinos Altos mine	24,725	24,134
Creston Mascota mine	28	244
La India mine	10,582	16,321
Total gold (ounces)	878,652	812,813
Silver (thousands of ounces)	615	545
Zinc (tonnes)	1,682	2,287
Copper (tonnes)	804	530
Payable metal sold(v):
Gold (ounces):
LaRonde mine	65,164	48,162
LaRonde Zone 5 mine	20,251	15,461
Canadian Malartic complex(ii)	159,548	71,809
Goldex complex	34,442	35,917
Meliadine mine	98,540	89,586
Meadowbank complex	121,110	110,025
Kittila mine	55,000	60,720
Detour Lake mine	167,008	163,294
Macassa mine	67,500	62,928
Fosterville mine	58,000	89,000
Pinos Altos mine	20,300	24,236
La India mine	12,200	16,420
Total gold (ounces)	879,063	787,558
Silver (thousands of ounces)	604	552
Zinc (tonnes)	1,507	2,131
Copper (tonnes)	762	568

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)
	Three Months Ended March 31,
	2024	2023
Total cash costs per ounce — co-product basis(vi):
LaRonde mine	$1,271	$1,136
LaRonde Zone 5 mine	1,192	1,168
Canadian Malartic complex(ii)	860	808
Goldex complex	989	810
Meliadine mine	944	940
Meadowbank complex	944	1,141
Kittila mine	1,071	807
Detour Lake mine	875	775
Macassa mine	714	607
Fosterville mine	540	398
Pinos Altos mine	1,633	1,347
La India mine	1,501	1,328
Cash costs per ounce — co-product basis	$930	$861
Total cash costs per ounce — by-product basis(vi):
LaRonde mine	$1,028	$892
LaRonde Zone 5 mine	1,180	1,154
Canadian Malartic complex(ii)	850	794
Goldex complex	948	810
Meliadine mine	942	937
Meadowbank complex	937	1,134
Kittila mine	1,070	806
Detour Lake mine	871	771
Macassa mine	711	604
Fosterville mine	537	396
Pinos Altos mine	1,348	1,116
La India mine	1,453	1,308
Cash costs per ounce — by-product basis	$901	$832

Notes:
(i)
Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers.

(ii)
The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic complex up to and including March 30, 2023 and 100% interest thereafter.

(iii)
Revaluation gain on the 50% interest the Company owned in Canadian Malartic complex prior to the Yamana Transaction.

(iv)
Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

(v)
The Canadian Malartic complex’s payable metal sold excludes the 5.0% in-kind net smelter return royalty held by Osisko Gold Royalties Ltd. The Detour Lake mine’s payable metal sold excludes the 2% in-kind net smelter royalty held by Franco-Nevada Corporation. The Macassa mine’s payable metal sold excludes the 1.5% in-kind net smelter royalty held by Franco-Nevada Corporation.

(vi)
The total cash costs per ounce is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See Non-GAAP Financial Performance Measures — Total Cash Costs per Ounce and Minesite Costs per Tonne for more information on the Company’s calculation and use of total cash cost per ounce.

AGNICO EAGLE MINES LIMITED
SUMMARIZED QUARTERLY DATA
(thousands of United States dollars, except where noted)
	Three Months Ended(i)
	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023(ii)	September 30, 2023(ii)	December 31, 2023(ii)	March 31, 2024
Operating margin(iii):
Revenues from mining operations	$1,581,058	$1,449,697	$1,384,719	$1,509,661	$1,718,197	$1,642,411	$1,756,640	$1,829,823
Production costs	657,636	657,073	666,877	653,144	743,253	759,411	777,455	783,585
Total operating margin(iii)	923,422	792,624	717,842	856,517	974,944	883,000	979,185	1,046,238
Impairment loss	—	—	55,000	—	—	—	787,000	—
Amortization of property, plant and mine development	269,891	283,486	285,670	303,959	386,314	421,090	380,407	357,225
Revaluation gain	—	—	—	(1,543,414)	—	—	—	—
Exploration, corporate and other	196,680	293,149	114,260	150,473	127,342	196,694	124,711	199,965
Income (loss) before income and mining taxes	456,851	215,989	262,912	1,945,499	461,288	265,216	(312,933)	489,048
Income and mining taxes expense	166,462	149,311	68,806	128,608	137,618	90,412	61,124	141,856
Net income (loss) for the period	$290,389	$66,678	$194,106	$1,816,891	$323,670	$174,804	$(374,057)	$347,192
Net income (loss) per share — basic	$0.64	$0.15	$0.43	$3.87	$0.66	$0.35	$(0.75)	$0.70
Net income (loss) per share — diluted	$0.63	$0.15	$0.43	$3.86	$0.65	$0.35	$(0.75)	$0.70
Cash flows:
Cash provided by operating activities	$633,266	$575,438	$380,500	$649,613	$722,000	$502,088	$727,861	$783,175

Notes:
(i)
The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic complex up to and including March 30, 2023 and 100% interest thereafter.

(ii)
Certain previously reported line items have been restated to reflect the final purchase price allocation of the 50% Canadian Malartic complex acquired in the Yamana Transaction.

(iii)
Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See Non-GAAP Financial Performance Measures — Operating Margin for more information on the Company’s use of operating margin.

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(thousands of United States dollars, except share amounts)
(Unaudited)
	As at March 31, 2024	As at December 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	$524,625	$338,648
Inventories	1,349,736	1,418,941
Income taxes recoverable	28,774	27,602
Fair value of derivative financial instruments (Notes 6 and 15)	10,166	50,786
Other current assets (Note 7A)	331,855	355,175
Total current assets	2,245,156	2,191,152
Non-current assets:
Goodwill	4,157,672	4,157,672
Property, plant and mine development (Note 8)	21,194,013	21,221,905
Investments (Notes 6, 9 and 15)	389,170	345,257
Deferred income and mining tax asset	51,602	53,796
Other assets (Note 7B)	764,828	715,167
Total assets	$28,802,441	$28,684,949
LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$696,912	$750,380
Share based liabilities	14,445	24,316
Interest payable	19,342	14,226
Income taxes payable	89,495	81,222
Current portion of long-term debt (Note 10)	100,000	100,000
Reclamation provision	34,553	24,266
Lease obligations	41,694	46,394
Fair value of derivative financial instruments (Notes 6 and 15)	19,087	7,222
Total current liabilities	1,015,528	1,048,026
Non-current liabilities:
Long-term debt (Note 10)	1,741,017	1,743,086
Reclamation provision	1,006,090	1,049,238
Lease obligations	109,038	115,154
Share based liabilities	4,387	11,153
Deferred income and mining tax liabilities	4,985,576	4,973,271
Other liabilities	298,435	322,106
Total liabilities	9,160,071	9,262,034
EQUITY
Common shares (Note 11):
Outstanding — 498,854,263 common shares issued, less 661,248 shares held in trust	18,398,184	18,334,869
Stock options (Notes 11 and 12)	204,621	201,755
Contributed surplus	16,059	22,074
Retained earnings	1,110,047	963,172
Other reserves (Note 13)	(86,541)	(98,955)
Total equity	19,642,370	19,422,915
Total liabilities and equity	$28,802,441	$28,684,949
Commitments and contingencies (Note 18)

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME
(thousands of United States dollars, except per share amounts)
(Unaudited)
	Three Months Ended March 31,
	2024	2023
REVENUES
Revenues from mining operations (Note 14)	$1,829,823	$1,509,661
COSTS, INCOME AND EXPENSES
Production(i)	783,585	653,144
Exploration and corporate development	51,206	53,768
Amortization of property, plant and mine development	357,225	303,959
General and administrative	48,117	48,208
Finance costs	36,265	23,448
Loss (gain) on derivative financial instruments (Note 15)	45,935	(6,539)
Foreign currency translation (gain) loss	(4,547)	220
Care and maintenance	11,042	11,245
Revaluation gain (Note 5)	—	(1,543,414)
Other expenses (Note 16)	11,947	20,123
Income before income and mining taxes	489,048	1,945,499
Income and mining taxes expense	141,856	128,608
Net income for the period	$347,192	$1,816,891
Net income per share — basic (Note 11)	$0.70	$3.87
Net income per share — diluted (Note 11)	$0.70	$3.86
Cash dividends declared per common share	$0.40	$0.40

Note:
(i)
Exclusive of amortization, which is shown separately.

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(thousands of United States dollars)
(Unaudited)
	Three Months Ended March 31,
	2024	2023
Net income for the period	$347,192	$1,816,891
Other comprehensive income:
Items that may be subsequently reclassified to net income:
Derivative financial instruments:
Reclassified from the cash flow hedge reserve to net income	294	294
	294	294
Items that will not be subsequently reclassified to net income:
Pension benefit obligations:
Remeasurement loss on pension benefit obligations	(161)	(215)
Income tax impact	41	55
Equity securities:
Net change in fair value of equity securities	12,836	39
Income tax impact	(1,680)	(783)
	11,036	(904)
Other comprehensive income (loss) for the period	11,330	(610)
Comprehensive income for the period	$358,522	$1,816,281
See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EQUITY
(thousands of United States dollars, except share and per share amounts)
(Unaudited)
	Common Shares Outstanding		Stock Options	Contributed Surplus	Retained Earnings (Deficit)	Other Reserves	Total Equity
	Shares	Amount
Balance at December 31, 2022	456,465,296	$16,251,221	$197,430	$23,280	$(201,580)	$(29,006)	$16,241,345
Net income	—	—	—	—	1,816,891	—	1,816,891
Other comprehensive loss	—	—	—	—	(160)	(450)	(610)
Total comprehensive income (loss)	—	—	—	—	1,816,731	(450)	1,816,281
Transfer of loss on disposal of equity securities to retained earnings	—	—	—	—	(2,897)	2,897	—
Transactions with owners:
Shares issued under employee stock option plan (Notes 11 and 12)	239,979	12,341	(2,039)	—	—	—	10,302
Shares issued pursuant to Yamana Transaction (Note 5)	36,177,931	1,858,219	—	—	—	—	1,858,219
Stock options (Notes 11 and 12)	—	—	4,770	—	—	—	4,770
Shares issued under incentive share purchase plan	191,381	9,888	—	—	—	—	9,888
Shares issued under dividend reinvestment plan	611,193	26,759	—	—	—	—	26,759
Share repurchases (Note 11)	(100,000)	(3,569)	—	(1,206)	—	—	(4,775)
Dividends declared ($0.40 per share)	—	—	—	—	(182,908)	—	(182,908)
Restricted Share Unit plan (“RSU”), Performance Share Unit plan (“PSU”) and Long Term Incentive Plan (“LTIP”) (Notes 11 and 12)	(38,349)	6,160	—	—	—	—	6,160
Balance at March 31, 2023	493,547,431	$18,161,019	$200,161	$22,074	$1,429,346	$(26,559)	$19,786,041
Balance at December 31, 2023	497,299,441	$18,334,869	$201,755	$22,074	$963,172	$(98,955)	$19,422,915
Net income	—	—	—	—	347,192	—	347,192
Other comprehensive (loss) income	—	—	—	—	(120)	11,450	11,330
Total comprehensive income	—	—	—	—	347,072	11,450	358,522
Transfer of loss on disposal of equity securities to retained earnings	—	—	—	—	(964)	964	—
Transactions with owners:
Shares issued under employee stock option plan (Notes 11 and 12)	150,846	8,672	(1,294)	—	—	—	7,378
Stock options (Notes 11 and 12)	—	—	4,160	—	—	—	4,160
Shares issued under incentive share purchase plan	250,074	14,156	—	—	—	—	14,156
Shares issued under dividend reinvestment plan	858,710	41,985	—	—	—	—	41,985
Share repurchases (Note 11)	(375,000)	(13,856)	—	(6,015)	—	—	(19,871)
Dividends declared ($0.40 per share)	—	—	—	—	(199,233)	—	(199,233)
Restricted Share Unit plan (“RSU”), Performance Share Unit plan (“PSU”) and Long Term Incentive Plan (“LTIP”) (Notes 11 and 12)	8,944	12,358	—	—	—	—	12,358
Balance at March 31, 2024	498,193,015	$18,398,184	$204,621	$16,059	$1,110,047	$(86,541)	$19,642,370
See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of United States dollars)
(Unaudited)
	Three Months Ended March 31,
	2024	2023
OPERATING ACTIVITIES
Net income for the period	$347,192	$1,816,891
Add (deduct) adjusting items:
Amortization of property, plant and mine development	357,225	303,959
Deferred income and mining taxes	12,924	36,103
Unrealized loss (gain) on currency and commodity derivatives (Note 15)	52,484	(15,888)
Unrealized gain on warrants (Note 15)	(6,877)	(4,663)
Stock-based compensation (Note 12)	18,857	13,147
Foreign currency translation (gain) loss	(4,547)	220
Revaluation gain (Note 5)	—	(1,543,414)
Other	(190)	2,444
Changes in non-cash working capital balances:
Trade receivables	1,208	8,395
Income taxes	376	23,977
Inventories	28,172	2,068
Other current assets	25,410	10,995
Accounts payable and accrued liabilities	(53,990)	(7,269)
Interest payable	4,931	2,648
Cash provided by operating activities	783,175	649,613
INVESTING ACTIVITIES
Additions to property, plant and mine development (Note 8)	(387,587)	(384,934)
Yamana Transaction, net of cash and cash equivalents (Note 5)	—	(1,000,617)
Contributions for acquisition of mineral assets	(3,924)	—
Purchases of equity securities and other investments	(24,007)	(14,737)
Other investing activities	2,470	1,543
Cash used in investing activities	(413,048)	(1,398,745)
FINANCING ACTIVITIES
Proceeds from Credit Facility (Note 10)	600,000	1,000,000
Repayment of Credit Facility (Note 10)	(600,000)	—
Long-term debt financing costs (Note 10)	(3,544)	—
Repayment of lease obligations	(13,015)	(9,748)
Dividends paid	(157,260)	(156,163)
Repurchase of common shares (Notes 11 and 12)	(26,041)	(14,564)
Proceeds on exercise of stock options (Note 12)	7,378	10,302
Common shares issued	9,448	6,606
Cash (used in) provided by financing activities	(183,034)	836,433
Effect of exchange rate changes on cash and cash equivalents	(1,116)	(1,281)
Net increase in cash and cash equivalents during the period	185,977	86,020
Cash and cash equivalents, beginning of period	338,648	658,625
Cash and cash equivalents, end of period	$524,625	$744,645
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$25,252	$13,051
Income and mining taxes paid	$130,777	$64,937
See accompanying notes

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2024
1.
CORPORATE INFORMATION

Agnico Eagle Mines Limited (“Agnico Eagle” or the “Company”) is principally engaged in the production and sale of gold, as well as related activities such as exploration and mine development. The Company’s mining operations are located in Canada, Australia, Finland and Mexico and the Company has exploration activities in Canada, Europe, Latin America, Australia and the United States. Agnico Eagle is a public company incorporated under the laws of the Province of Ontario, Canada with its head and registered office located at 145 King Street East, Suite 400, Toronto, Ontario, M5C 2Y7. The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange. Agnico Eagle sells its gold production into the world market.
These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company (the “Board”) on April 25, 2024.
2.
BASIS OF PRESENTATION

A)
Statement of Compliance

The accompanying condensed interim consolidated financial statements of Agnico Eagle have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board in United States (“US”) dollars. These condensed interim consolidated financial statements do not include all of the disclosures required by International Financial Reporting Standards (“IFRS”) for annual audited consolidated financial statements.
These condensed interim consolidated financial statements should be read in conjunction with the Company’s 2023 annual audited consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Form 40-F for the year ended December 31, 2023, which were prepared in accordance with IFRS.
In the opinion of management, these condensed interim consolidated financial statements reflect all adjustments, which consist of normal and recurring adjustments necessary to present fairly the financial position as at March 31, 2024 and December 31, 2023 and the results of operations and cash flows for the three months ended March 31, 2024 and March 31, 2023.
Operating results for the three months ended March 31, 2024 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2024.
B)
Basis of Presentation

These condensed interim consolidated financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value. The condensed interim consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand, except where otherwise indicated.
3.
ACCOUNTING POLICIES

These condensed interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2023 annual audited consolidated financial statements.
4.
SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the condensed interim consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the condensed interim consolidated financial statements are reasonable; however, actual results may differ materially from these estimates. The areas involving significant judgments, estimates and assumptions have been set out in Note 4 to the Company’s annual audited consolidated financial statements for the year ended December 31, 2023.
5.
ACQUISITIONS

Acquisition of the Canadian Assets of Yamana Gold Inc. (“Yamana”)
On March 31, 2023, the Company completed a transaction (the “Yamana Transaction”) under an arrangement agreement entered into with Yamana and Pan American Silver Corp. (“Pan American”) pursuant to which Pan American acquired all of the issued and outstanding common shares of Yamana and Yamana sold the subsidiaries and partnerships that held Yamana’s interests in its

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2024
5.
ACQUISITIONS (Continued)

Canadian assets to Agnico Eagle, including the remaining 50% of the Canadian Malartic complex that the Company did not then hold, a 100% interest in the Wasamac project located in the Abitibi region of Quebec and several other exploration properties located in Ontario and Manitoba. The acquisition increased the Company’s production, mineral reserves and cash flow.
The Company determined that the acquisition represented a business combination under IFRS 3 — Business Combinations (“IFRS 3”), with Agnico Eagle identified as the acquirer and, as such, was accounted for using the acquisition method of accounting in accordance with IFRS 3.
Prior to the Yamana Transaction, Agnico Eagle’s 50% interests in CMC and the Partnership were jointly controlled with Yamana and met the definition of a joint operation under IFRS 11 — Joint Arrangements, with Agnico Eagle recognizing its share of the assets, liabilities, revenues and expenses in its consolidated results. As of March 31, 2023, Agnico Eagle controlled 100% of CMC and the Partnership and, upon applying the requirements under IFRS 3 for a business combination achieved in stages, the Company re-measured its previously held 50% interest in CMC and the Partnership to fair value on acquisition date. The acquisition date fair value of the previously held 50% interest was determined to be $2,697.6 million, resulting in the recognition of a re-measurement gain through net earnings of $1,543.4 million. The fair value of $2,697.6 million forms part of the total consideration transferred under the Yamana Transaction as reflected in the table below. The fair value of common shares issued was calculated based on 36,177,931 common shares issued at the closing share price immediately prior to the closing of the Yamana Transaction.
The aggregate purchase consideration for the acquired assets, net of the assumed liabilities is as follows:
Fair value of common shares issued	$1,858,219
Cash	1,001,291
Fair value of previously held 50% interest	2,697,604
$5,557,114
The final estimates of fair value have been adjusted retrospectively to the acquisition date. Certain previously reported financial statement line items were updated to reflect the impact of the adjusted final estimates of fair value of assets acquired and liabilities assumed related to the Yamana Transaction.
The following table sets out the final allocation of the purchase price to the assets acquired and liabilities assumed based on management’s estimates of fair value.
	Preliminary(i)	Adjustments	Final
Cash and cash equivalents	$1,049	$—	$1,049
Inventories	165,423	—	165,423
Other current assets	29,890	—	29,890
Property, plant and mine development	4,949,392	(1,183,876)	3,765,516
Goodwill	2,078,562	803,666	2,882,228
Other assets	330,215	(96,940)	233,275
Accounts payable and accrued and other liabilities	(117,905)	—	(117,905)
Reclamation provision	(203,341)	(4,950)	(208,291)
Deferred income and mining tax liabilities	(1,646,500)	482,100	(1,164,400)
Other liabilities	(29,671)	—	(29,671)
Total assets acquired, net of liabilities assumed	$5,557,114	$—	$5,557,114

Note:
(i)
Estimates of the fair value of assets acquired and liabilities assumed are presented as reported in the Company’s condensed interim consolidated financial statements as at March 31, 2023.

6.
FAIR VALUE MEASUREMENT

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the condensed interim consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:
Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2024
6.
FAIR VALUE MEASUREMENT (Continued)

Level 2 — Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and
Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).
The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.
Assets and Liabilities Measured at Fair Value on a Recurring Basis
For items that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing their classification at the end of each reporting period.
During the three months ended March 31, 2024, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.
The fair values of cash and cash equivalents and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.
The following table sets out the Company’s financial assets and liabilities measured at fair value on a recurring basis as at March 31, 2024 using the fair value hierarchy:
	Level 1	Level 2	Level 3	Total
Financial assets:
Trade receivables (Note 7A)	$—	$6,940	$—	$6,940
Equity securities (FVOCI) (Note 9)	340,475	18,127	—	358,602
Share purchase warrants (FVPL) (Note 9)	—	30,568	—	30,568
Fair value of derivative financial instruments (Note 15)	—	10,166	—	10,166
Total financial assets	$340,475	$65,801	$—	$406,276
Financial liabilities:
Fair value of derivative financial instruments (Note 15)	—	19,087	—	19,087
Total financial liabilities	$—	$19,087	$—	$19,087
Valuation Techniques
There were no changes in the Company’s valuation processes, techniques or types of inputs used in the fair value measurements during the period.
Fair Value of Financial Assets and Liabilities Not Measured and Recognized at Fair Value
Long-term debt is recorded on the condensed interim consolidated balance sheets at March 31, 2024 at amortized cost. The fair value of long-term debt is presented in Note 10 of these condensed interim consolidated financial statements.
The committed subscription proceeds for the San Nicolás project is recorded on the condensed interim consolidated balance sheets at March 31, 2024 at amortized cost. The fair value of the San Nicolás liability is determined by discounting the minimum unavoidable obligation under the joint venture shareholders’ agreement between Agnico Eagle and Teck Resources Limited at a discount rate that reflects the Company’s credit rating. The fair value of the San Nicolás liability is not materially different from the carrying amount as a result of the difference between the discount rate used at the initial recognition date and the current market rates at March 31, 2024.
Non-current loans receivable and other receivables are included in the other asset line item in the condensed interim consolidated balance sheets at amortized cost. The fair value of loans and other receivables is the present value of future cash inflows discounted at a market interest rate. The fair value of these financial assets is not materially different from the carrying amounts as at March 31, 2024 (Note 7B).

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2024
7.
OTHER ASSETS

A)
Other Current Assets

	As at March 31, 2024	As at December 31, 2023
Federal, provincial and other sales taxes receivable	$134,319	$149,153
Prepaid expenses	147,089	151,741
Short term investments	8,341	10,199
Trade receivables	6,940	8,148
Other	35,166	35,934
Total other current assets	$331,855	$355,175

B)
Other Assets

	As at March 31, 2024	As at December 31, 2023
Non-current ore in stockpiles and on leach pads	$682,382	$632,049
Non-current prepaid expenses	52,037	53,191
Non-current loans receivable	9,999	10,108
Investment in associate	10,800	10,865
Other	9,610	8,954
Total other assets	$764,828	$715,167

8.
PROPERTY, PLANT AND MINE DEVELOPMENT

During the three months ended March 31, 2024, $397.7 million of additions, (2023 — $402.0 million) were capitalized to property, plant and mine development.
Assets with a net book value of $4.8 million were disposed of by the Company during the three months ended March 31, 2024 (2023 — $4.8 million), resulting in a loss on disposal of $3.5 million (2023 — $2.5 million) which was recorded in the other expenses line item in the condensed interim consolidated statements of income.
See Note 18 to these condensed interim consolidated financial statements for capital commitments.
9.
INVESTMENTS

	As at March 31, 2024	As at December 31, 2023
Equity securities	$358,602	$323,711
Share purchase warrants	30,568	21,546
Total investments	$389,170	$345,257

10.
LONG-TERM DEBT

The following table sets out details of the Company’s long-term debt as at March 31, 2024 and December 31, 2023:
		As at March 31, 2024				As at December 31, 2023
	Interest Rates	Principal Amount	Deferred Financing Costs	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior Notes	2.78% – 5.02%	$1,250,000	$(3,713)	$1,246,287	$1,191,748	$1,246,076	$1,200,848
Old Credit Facility	Variable	—	—	—	—	(2,323)	(2,323)
New Credit Facility	Variable	—	(4,728)	(4,728)	(4,728)	—	—
Term Loan Facility	Variable	600,000	(542)	599,458	599,458	599,333	599,333
Total long-term debt		$1,850,000	$(8,983)	$1,841,017	$1,786,478	$1,843,086	$1,797,858

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2024
10.
LONG-TERM DEBT (Continued)

The following table sets out the long-term debt included in the condensed interim consolidated balance sheets:
	As at March 31, 2024	As at December 31, 2023
Current portion of long-term debt	$100,000	$100,000
Non-current portion of long-term debt	1,741,017	1,743,086
Total long-term debt	$1,841,017	$1,843,086
Old Credit Facility
During the three months ended March 31, 2024, drawdowns and repayments on the Company’s previous $1.2 billion unsecured revolving credit facility (the “Old Credit Facility”) each totaled $200.0 million. During the three months ended March 31, 2023, Old Credit Facility drawdowns totaled $1.0 billion.
On February 12, 2024, the Company entered into the New Credit Facility (as defined below) and terminated the Old Credit Facility.
New Credit Facility
On February 12, 2024, the Company entered into the New Credit Facility with a group of financial institutions that provides the Company a $2.0 billion unsecured revolving credit facility and includes a $1.0 billion uncommitted accordion facility. The New Credit Facility matures and all indebtedness thereunder is due and payable on February 12, 2029. The New Credit Facility is available in US dollars through SOFR and base rate advances, or in Canadian dollars through CORRA and prime rate advances, priced at the applicable rate plus a margin that ranges from 0.00% to 2.00%. The New Credit Facility also provides for the issuance of letters of credit, priced at the applicable rate plus a margin that varies from 0.60% to 2.00%. The lenders under the New Credit Facility are each paid a standby fee at a rate that ranges from 0.09% to 0.25% of the undrawn portion of the New Credit Facility. In each case, the applicable margin or standby fees vary depending on the Company’s credit rating. The Company’s payment and performance of its obligations under the New Credit Facility are not guaranteed by any of its subsidiaries, however the Company must provide guarantees from certain of its subsidiaries if any existing indebtedness of the Company benefits from guarantees and the Company no longer maintains an investment grade credit rating, or if the Company incurs new indebtedness for borrowed money and provides guarantees of such new indebtedness from any of its subsidiaries. The New Credit Facility contains customary covenants limiting certain actions of the Company and its material subsidiaries, and customary events of default for a borrower with the Company’s credit profile. The Company is also required to maintain a total net debt to capitalization ratio below a specified maximum value.
During the three months ended March 31, 2024, New Credit Facility drawdowns and repayments each totaled $400.0 million. As at March 31, 2024, $1,998.9 million was available for future drawdown under the New Credit Facility. New Credit Facility availability is reduced by outstanding letters of credit, which were $1.1 million as at March 31, 2024.
Term Loan Facility
On April 20, 2023, the Company entered into a credit agreement with two financial institutions that provides a $600.0 million unsecured term credit facility (the “Term Loan Facility”). The Company drew down the Term Loan Facility in full on April 28, 2023. The Term Loan Facility matures and all indebtedness thereunder is due and payable on April 21, 2025. The Term Loan Facility is available as a single advance in US dollars through SOFR and base rate advances, priced at the applicable rate plus a margin that ranges from 0.00% to 2.00% depending on the Company’s credit rating.
On February 12, 2024, the Company and the lenders under the Term Loan Facility amended the Term Loan Facility in connection with the Company’s entry into the New Credit Facility to, among other things, release the subsidiary guarantees previously provided to the lenders under the facility.
The Term Loan Facility contains covenants that limit the actions of the Company in the same manner and to the same extent as the existing limitations under the New Credit Facility. The Company is also required to maintain a total net debt to capitalization ratio below a specified maximum value.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2024
11.
EQUITY

Net Income Per Share
The following table sets out the weighted average number of common shares used in the calculation of basic and diluted net income per share:
	Three Months Ended March 31,
	2024	2023
Net income for the period — basic	$347,192	$1,816,891
Add: Dilutive impact of cash settling LTIP	364	(1,776)
Net income for the period — diluted	347,556	1,815,115
Weighted average number of common shares outstanding — basic (in thousands)	497,619	468,968
Add: Dilutive impact of common shares related to the RSU plan, PSU plan and LTIP	1,170	1,349
Add: Dilutive impact of employee stock options	18	138
Weighted average number of common shares outstanding — diluted (in thousands)	498,807	470,455
Net income per share — basic	$0.70	$3.87
Net income per share — diluted	$0.70	$3.86
Diluted net income per share has been calculated using the treasury stock method. In applying the treasury stock method, outstanding employee stock options with an exercise price greater than the average quoted market price of the common shares for the period outstanding are not included in the calculation of diluted net income per share as the impact would be anti-dilutive.
For the three months ended March 31, 2024, 4,271,419 (2023 — 3,516,350) employee stock options were excluded from the calculation of diluted net income per share as their impact would have been anti-dilutive.
Normal Course Issuer Bid (“NCIB”)
During the three months ended March 31, 2024, the Company repurchased 375,000 common shares for $19.9 million at an average price of $52.99 as part of its authorized NCIB program (2023 — 100,000 common shares for $4.8 million at an average price of $47.75). All repurchased shares were cancelled as of March 31, 2024. The book value of the cancelled shares was $13.9 million (2023 — $3.6 million) and was treated as a reduction to common share capital. The portion of the consideration paid for the repurchased shares in excess of their book value was treated as a reduction to contributed surplus.
12.
STOCK-BASED COMPENSATION

During the three months ended March 31, 2024, the Company granted 1,021,400 stock options, 182,400 PSUs, 532,376 RSUs and the associated stock based compensation expense recognized in the condensed interim consolidated statements of income was $16.1 million (2023 — $15.1 million). Stock based compensation expense is included in general and administrative expenses and production costs, consistent with the classification of other elements of compensation expense for the applicable employees.
The following table sets out activity with respect to Agnico Eagle’s outstanding stock options:
	Three Months Ended March 31, 2024			Three Months Ended March 31, 2023
	Number of Stock Options	Weighted Average Exercise Price		Number of Stock Options	Weighted Average Exercise Price
Outstanding, beginning of period	4,646,412	C$	77.54	4,976,636	C$	75.04
Granted	1,021,400		72.65	873,950		70.36
Exercised	(150,846)		66.00	(239,979)		57.50
Forfeited	(48,600)		79.09	(34,965)		77.57
Expired	(12,925)		74.90	(8,500)		58.04
Outstanding, end of period	5,455,441	C$	76.93	5,567,142	C$	75.07
Options exercisable, end of period	3,926,929	C$	79.34	3,775,700	C$	76.06

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2024
12.
STOCK-BASED COMPENSATION (Continued)

The average share price of Agnico Eagle’s common shares during the three months ended March 31, 2024 was C$69.10 (2023 — C$69.51).
Agnico Eagle estimated the fair value of stock options under the Black-Scholes option pricing model using the following weighted average assumptions:
	Three Months Ended March 31,
	2024	2023
Risk-free interest rate	4.11%	4.26%
Expected life of stock options (in years)	2.4	2.5
Expected volatility of Agnico Eagle’s share price	32.0%	36.0%
Expected dividend yield	3.0%	3.6%
The Company uses historical volatility to estimate the expected volatility of Agnico Eagle’s share price. The expected term of stock options granted is derived from historical data on employee exercise and post-vesting employment termination experience.
13.
OTHER RESERVES

The following table sets out the movements in other reserves for the three months ended March 31, 2024 and 2023:
	Equity securities reserve	Cash flow hedge reserve	Total
Balance at December 31, 2022	$(20,518)	$(8,488)	$(29,006)
Net change in cash flow hedge reserve	—	294	294
Transfer of net loss on disposal of equity securities to retained earnings	2,897	—	2,897
Net change in fair value of equity securities	(744)	—	(744)
Balance at March 31, 2023	$(18,365)	$(8,194)	$(26,559)
Balance at December 31, 2023	$(91,643)	$(7,312)	$(98,955)
Net change in cash flow hedge reserve	—	294	294
Transfer of net loss on disposal of equity securities to retained earnings	964	—	964
Net change in fair value of equity securities	11,156	—	11,156
Balance at March 31, 2024	$(79,523)	$(7,018)	$(86,541)
The cash flow hedge reserve represents the settlement of an interest rate derivative related to the Senior Notes issued in 2020. The reserve will be amortized over the term of the Notes. Amortization of the reserve is included in the finance costs line item in the condensed interim consolidated statements of income.
14.
REVENUES FROM MINING OPERATIONS

The Company has recognized the following amounts relating to revenue in the condensed interim consolidated statements of income:
	Three Months Ended March 31,
	2024	2023
Revenues from contracts with customers	$1,831,864	$1,509,743
Provisional pricing adjustments on concentrate sales	(2,041)	(82)
Total revenues from mining operations	$1,829,823	$1,509,661

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2024
14.
REVENUES FROM MINING OPERATIONS (Continued)

The following table sets out the disaggregation of revenues by metal:
	Three Months Ended March 31,
	2024	2023
Revenues from contracts with customers:
Gold	$1,809,513	$1,487,152
Silver	16,553	14,924
Zinc	14	2,764
Copper	5,784	4,903
Total revenues from contracts with customers	$1,831,864	$1,509,743

15.
DERIVATIVE FINANCIAL INSTRUMENTS

Currency Risk Management
The Company uses foreign exchange economic hedges to reduce the variability in expected future cash flows arising from changes in foreign currency exchange rates. The Company is primarily exposed to currency fluctuations relative to the US dollar as a significant portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies, primarily the Canadian dollar, the Australian dollar, the Euro and the Mexican peso. These potential currency fluctuations increase the volatility of, and could have a significant impact on, the Company’s production costs and capital expenditures. The economic hedges relate to a portion of the foreign currency denominated cash outflows arising from foreign currency denominated expenditures.
As at March 31, 2024, the Company had outstanding derivative contracts related to $2,953.4 million of 2024 and 2025 expenditures (December 31, 2023 — $3,324.7 million). The Company recognized mark-to-market adjustments in the loss (gain) on derivative financial instruments line item in the condensed interim consolidated statements of income. The Company did not apply hedge accounting to these arrangements.
Mark-to-market gains and losses related to foreign exchange derivative financial instruments are recorded at fair value based on broker-dealer quotations corroborated by option pricing models that utilize period-end forward pricing of the applicable foreign currency to calculate fair value.
The Company’s other foreign currency derivative strategies in 2024 and 2023 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars for foreign currencies. All of these derivative transactions expired prior to period-end such that no derivatives were outstanding as at March 31, 2024 or December 31, 2023. The call option premiums were recognized in the loss (gain) on derivative financial instruments line item in the condensed interim consolidated statements of income.
Commodity Price Risk Management
To mitigate the risks associated with fluctuating diesel fuel prices, the Company uses derivative financial instruments as economic hedges of the price risk on a portion of diesel fuel costs associated primarily with its Canadian operations’ diesel fuel exposure. There were derivative financial instruments outstanding as at March 31, 2024 relating to 15.0 million gallons of heating oil (December 31, 2023 — 15.0 million). The related mark-to-market adjustments prior to settlement were recognized in the loss (gain) on derivative financial instruments line item in the condensed interim consolidated statements of income. The Company did not apply hedge accounting to these arrangements.
Mark-to-market gains and losses related to heating oil derivative financial instruments are based on broker-dealer quotations that utilize period-end forward pricing to calculate fair value.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2024
15.
DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

The following table sets out a summary of the amounts recognized in the loss (gain) on derivative financial instruments line item in the condensed interim consolidated statements of income.
	Three Months Ended March 31,
	2024	2023
Premiums realized on written foreign exchange call options	$(311)	$—
Unrealized gain on warrants	(6,877)	(4,663)
Realized loss on currency and commodity derivatives	639	14,012
Unrealized loss (gain) on currency and commodity derivatives	52,484	(15,888)
Loss (gain) on derivative financial instruments	$45,935	$(6,539)

16.
OTHER EXPENSES

The following table sets out amounts recognized in the other expenses line item in the condensed interim consolidated statements of income:
	Three Months Ended March 31,
	2024	2023
Loss on disposal of property, plant and mine development (Note 8)	$3,547	$2,542
Interest income	(3,048)	(2,468)
Acquisition costs (Note 5)	—	15,239
Environmental remediation	1,799	(557)
Other costs	9,649	5,367
Total other expenses	$11,947	$20,123

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2024
17.
SEGMENTED INFORMATION

	Three Months Ended March 31, 2024
	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
LaRonde mine	$143,617	$(75,556)	$—	$68,061
LaRonde Zone 5 mine	42,615	(19,022)	—	23,593
Canadian Malartic complex	328,117	(126,576)	—	201,541
Goldex complex	72,384	(33,182)	—	39,202
Meliadine mine	202,239	(93,451)	—	108,788
Meadowbank complex	249,385	(114,162)	—	135,223
Kittila mine	114,063	(59,038)	—	55,025
Detour Lake mine	342,957	(131,905)	—	211,052
Macassa mine	139,393	(47,648)	—	91,745
Fosterville mine	121,035	(33,654)	—	87,381
Pinos Altos mine	48,400	(33,407)	—	14,993
La India mine	25,618	(15,984)	—	9,634
Exploration	—	—	(51,206)	(51,206)
Segment totals	$1,829,823	$(783,585)	$(51,206)	$995,032
Total segments income				$995,032
Corporate and other:
Amortization of property, plant and mine development				(357,225)
General and administrative				(48,117)
Finance costs				(36,265)
Loss on derivative financial instruments				(45,935)
Foreign currency translation gain				4,547
Care and maintenance				(11,042)
Other expenses				(11,947)
Income before income and mining taxes				$489,048

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2024
17.
SEGMENTED INFORMATION (Continued)

	Three Months Ended March 31, 2023
	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
LaRonde mine	$102,220	$(39,707)	$—	$62,513
LaRonde Zone 5 mine	29,522	(22,224)	—	7,298
Canadian Malartic complex(i)	138,074	(57,291)	—	80,783
Goldex complex	68,063	(27,835)	—	40,228
Meliadine mine	169,534	(81,194)	—	88,340
Meadowbank complex	209,813	(130,004)	—	79,809
Kittila Mine	116,019	(53,295)	—	62,724
Detour Lake mine	306,595	(114,022)	—	192,573
Macassa mine	117,859	(37,959)	—	79,900
Fosterville mine	169,301	(36,599)	—	132,702
Pinos Altos mine	51,448	(32,922)	—	18,526
La India mine	31,213	(20,092)	—	11,121
Exploration	—	—	(53,768)	(53,768)
Segment totals	$1,509,661	$(653,144)	$(53,768)	$802,749
Total segments income				$802,749
Corporate and other:
Amortization of property, plant and mine development				(303,959)
General and administrative				(48,208)
Finance costs				(23,448)
Gain on derivative financial instruments				6,539
Foreign currency translation loss				(220)
Care and maintenance				(11,245)
Revaluation gain				1,543,414
Other expenses				(20,123)
Income before income and mining taxes				$1,945,499

Note:
(i)
The Company has adjusted its operating segments as a result of the Yamana Transaction on March 31, 2023 (Note 5). The Company has reclassified exploration expenses from the Canadian Malartic complex segment to the Exploration segment and comparative information has been restated to reflect this change.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2024
17.
SEGMENTED INFORMATION (Continued)

The following table sets out total assets by segment:
	Total Assets as at
	March 31, 2024	December 31, 2023
LaRonde mine	$1,011,612	$1,031,331
LaRonde Zone 5 mine	148,881	133,531
Canadian Malartic complex	6,887,518	6,898,179
Goldex complex	411,070	401,573
Meliadine mine	2,314,482	2,356,234
Meadowbank complex	1,291,245	1,346,911
Kittila mine	1,606,856	1,685,400
Detour Lake mine	9,380,239	9,353,435
Macassa mine	1,714,259	1,638,864
Fosterville mine	1,131,779	976,221
Pinos Altos mine	412,475	410,653
La India mine	112,427	113,736
Exploration	1,284,169	1,253,334
Corporate and other	1,095,429	1,085,547
Total assets	$28,802,441	$28,684,949

18.
COMMITMENTS AND CONTINGENCIES

As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at March 31, 2024, the total amount of these guarantees was $992.5 million (December 31, 2023 — $991.7 million).
As at March 31, 2024 the Company had $194.9 million (December 31, 2023 — $115.7 million) of commitments related to capital expenditures and $290.0 million (December 31, 2023 — $290.0 million) of committed subscription proceeds related to the San Nicolás project.
19.
ONGOING LITIGATION

Kirkland
Effective as of February 8, 2022, the Company acquired all the issued and outstanding shares of Kirkland in the Merger. Kirkland had previously disclosed the existence of certain contingent liabilities relating to outstanding litigation matters involving Kirkland and/or its wholly owned subsidiaries, some of which were amalgamated as part of a pre-closing corporate reorganization completed in early February 2022. One litigation matter remained outstanding at the time of acquisition as described below.
Kirkland was the defendant in two putative class action complaints filed on June 29, 2020 and July 17, 2020 (and subsequently amended) in the United States District Court for the Southern District of New York (the “Court”). The complaints alleged that during the period from January 8, 2018 to November 25, 2019, Kirkland and Kirkland’s former chief executive officer violated the United States securities laws by misrepresenting or failing to disclose material information regarding Kirkland’s acquisition of Detour Gold Corporation, which closed in January 2020.
Following motions filed by both individual complainants, the Court entered an order on September 24, 2020 appointing one lead plaintiff and one lead counsel. On January 22, 2021, Kirkland filed a motion to dismiss. On September 30, 2021, the Court dismissed certain of the plaintiff’s claims against Kirkland. The parties subsequently carried out documentary and oral discoveries regarding the remaining claims, and the plaintiff filed for class certification in October 2023. The Court issued an order denying plaintiff’s motion for class certification on March 29, 2024. On April 14, 2024, the plaintiff applied to the United States Court of Appeals for the Second Circuit for permission to appeal this decision. No decision has been rendered yet. Defendants previously filed a motion for summary judgement, and that motion is fully briefed and pending before the Court if the plaintiff’s appeal of the class certification is successful. The Company continues to believe that the claim is without merit.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2024
20.
SUBSEQUENT EVENTS

Dividends Declared
On April 25, 2024, Agnico Eagle announced that the Board approved the payment of a quarterly cash dividend of $0.40 per common share (a total value of approximately $199.3 million), payable on June 14, 2024 to holders of record of the common shares of the Company on May 31, 2024.